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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Happy Tummy Asia LLC

Legal status of Issuer:

      Form:

      LLC

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      November 13, 2018

Physical Address of Issuer:

108 West 13th Street, Wilmington, DE 19801

Website of Issuer:

https://happytummy.asia/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of seven percent (7%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Type of Security Offered:

Crowd Revenue Note

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$275,000

Deadline to reach the Target Offering Amount:

April 26, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$14,328	$9,258
Cash & Cash Equivalents	$5,029	$5,154
Accounts Receivable	$0	$0
Short-term Debt	$13,788	$1,031
Long-term Debt	$0	$0
Revenues/Sales	$34,078	$14,162
Cost of Goods Sold	$15,927	$7,366
Taxes Paid	$0	$0
Net Income	($17,587)	($3,361)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 15, 2021

HAPPY TUMMY ASIA LLC



Up to $275,000 of Crowd Revenue Note

Happy Tummy Asia LLC ("**Happy Tummy**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $275,000 (the "**Maximum Offering Amount**") of Crowd Revenue Note (the "**Securities**") which will be issued pursuant to, and will be governed by, a note purchase agreement among the Company and the purchasers of the Securities (the "**NPA**"), on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 26, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount (2)	$100	$7.00	$93.00
Maximum Individual Purchase Amount (2)(34)	$36,000	$2,520	$33,480
Target Offering Amount	$25,000	$1,750	$23,250
Maximum Offering Amount	$275,000	$19,250	$255,750

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to

participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(3)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER

FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://happytummy.asia/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/happy-tummy

The date of this Form C is November 15, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Happy Tummy Asia LLC is an Asian takeout-style meal delivery service, formed in Delaware as a limited liability company on November 13, 2018.

The Company is located at 108 West 13th Street, Wilmington, DE 19801.

The Company's website is https://happytummy.asia/.

The Company conducts business in the United States and sells products and services through the internet throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/happy-tummy and is attached as <u>Exhibit B</u> to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000
Maximum Amount of the Securities Offered	275,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	275,000
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$36,000
Offering Deadline	April 26, 2022
Use of Proceeds	See the description of the use of proceeds on page 27 hereof.
Voting Rights	See the description of the voting rights on page 36.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected.

We expect a number of factors to cause our results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Our results of operations could vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. In addition to other risk factors discussed in this section, factors that may contribute to the variability of our quarterly and annual results include:

- our ability to attract new restaurants and diners and retain existing restaurants and diners in our network in a cost effective manner;

- our ability to accurately forecast revenue and appropriately plan our expenses;

- the effects of changes in search engine placement and prominence;

- the effects of increased competition on our business;

- our ability to successfully expand in existing markets and successfully enter new markets;

- the impact of worldwide economic conditions, including the resulting effect on diner spending on takeout;

- the seasonality of our business, including the effect of academic calendars on college campuses and seasonal patterns in restaurant dining;

- the impact of weather on our business;

- our ability to protect our intellectual property;

- our ability to maintain an adequate rate of growth and effectively manage that growth;

- our ability to maintain and increase traffic to our platform;

- our ability to keep pace with technology changes in the takeout industry;

- the success of our sales and marketing efforts;
- costs associated with defending claims, including intellectual property infringement claims and related judgments or settlements;

- changes in governmental or other regulation affecting our business;

- interruptions in service and any related impact on our business, reputation or brand;

- the attraction and retention of qualified employees and key personnel;

- our ability to choose and effectively manage third-party service providers;

- changes in diner behavior with respect to takeout;

- the effects of natural or man-made catastrophic events;

- the impact of the COVID-19 pandemic;

- the effectiveness of our internal controls;

- the impact of payment processor costs and procedures;

- changes in the online payment transfer rate; and

- changes in our tax rates or exposure to additional tax liabilities.

We may be unable to successfully execute our growth strategy. If we fail to retain our existing customers or cost effectively acquire new customers or if we fail to derive profitable net revenue from our customers, our business would be materially adversely affected.

Our growth strategy, and our ability to grow net revenue and operate profitably, is expected to require additional financing and, together with cost optimization initiatives, will depend largely on our ability to retain existing customers, to cost effectively acquire new customers, and to keep customers engaged so that they continue to purchase products from us. If we are unable to retain our existing customers, cost effectively acquire new customers, or keep customers engaged, our business, financial condition and operating results would be materially adversely affected. While we have experienced an increase in demand in recent periods due, in part, to the impact the COVID-19 pandemic has had on consumer behaviors, this increased demand may not be sustained as the pandemic's impact on consumer behaviors tapers. In addition, if, as a result of the COVID-19 pandemic or otherwise, we face significant disruptions in our supply chain, are unable to continue to operate one or more of our fulfillment centers or are unable to timely deliver orders to our customers, we may not be able to retain our customers or attract new customers. Further, to meet increased demand and eliminate complexity in our operations during 2020 and 2021, we cut back on or delayed certain product offerings and we delayed the launch of other new product offerings that are part of our growth strategy, and if we need to cut back or delay certain product offerings in the future as a result of the pandemic or otherwise, there could be an adverse effect on our ability to retain or attract customers.

In addition, we may fail to identify cost-efficient marketing opportunities as we adjust our investments in marketing or fail to fully understand or estimate the conditions, characteristics and behaviors that drive customer behavior. As we continue to refine our marketing strategy to strategically prioritize customer acquisition channels that we believe will be more successful at attracting high affinity customers, we may fail to identify channels that accomplish this objective or fail to understand or mitigate continuing and new negative effects of reducing our marketing expenses or of limiting our investment in historical marketing channels. Any of these failures may adversely impact our ability to attract or retain potential customers, including by making us less competitive relative to competitors who spend a larger portion of their revenue on marketing. Additionally, our decision to strategically invest in new and existing customers who we believe have high potential to be valuable to the business may fail to properly identify such customers or retain customers who generate the value that we anticipate. In addition, the increased demand we saw as a result of the impact the COVID-19 pandemic has had on consumer behaviors resulted in us, at times, temporarily reducing marketing spend for portions of 2020 and 2021 in order to manage capacity. If any of our marketing activities prove less successful than anticipated in attracting new customers or retaining existing customers, we may not be able to recover our marketing spend, our cost to acquire new customers may increase, and our existing customers may reduce the frequency or size of their purchases from us. In addition, our third-party marketing partners may not provide adequate value for their services.

Increased competition presents an ongoing threat to the success of our business.

We expect competition in food sales generally, and with companies providing food delivery in particular, to continue to increase. We compete with other meal kit, food and meal delivery companies, the supermarket industry, including online supermarket retailers, and a wide array of food retailers (including natural and organic, specialty, conventional, mass, discount and other food retail formats). We also compete with a wide array of casual dining and quick-service restaurants and other food service businesses in the restaurant industry, as well as a broad range of online wine retailers, wine specialty stores and retail liquor stores. In addition, we compete with food manufacturers, consumer packaged goods companies, and other food and ingredient producers.

We believe that our ability to compete depends upon many factors both within and beyond our control, including:

- our marketing efforts;

- the flexibility and variety of our product offerings relative to our competitors, and our ability to timely launch new product initiatives;

- the quality and price of products offered by us and our competitors;

- our reputation and brand strength relative to our competitors;

- customer satisfaction;

- consumer tastes and preferences, which have changed, and may continue to change, in response to the impact of the COVID-19 pandemic or otherwise;

- the size and composition of our customer base;

- the convenience of the experience that we provide;

- the strength of our food safety and quality program;

- our ability to comply with, and manage the costs of complying with, laws and regulations applicable to our business, including the regulations relating to COVID-19; and

- our ability to cost-effectively source and distribute the products we offer and to manage our operations.

Some of our current competitors have, and potential competitors may have, longer operating histories, larger or more efficient fulfillment infrastructures, greater technical capabilities, significantly greater financial, marketing and other resources and larger customer bases than we do. In addition, business combinations and consolidation in and across the industries in which we compete could further increase the competition we face and result in competitors with significantly greater resources and customer bases than us. Further, some of our other current or potential competitors may be smaller, less regulated, and have a greater ability to reposition their product offerings than companies that, like us, operate at a larger scale. These factors may allow our competitors to derive greater sales and profits from their existing customer base, acquire customers at lower costs, respond more quickly than we can to changes in consumer demand and tastes, or otherwise compete with us effectively, which may adversely affect our business, financial condition and operating results. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to build larger customer bases or generate additional sales more effectively than we do.

In addition, as the pandemic's impact on consumer behaviors tapers, and consumers seek out other dining options, we may see an increase in competition, which may be significant and which could have an adverse effect on our business, financial condition and operating results.

If we fail to successfully improve our customer experience, including by continuing to develop new product offerings and enhancing our existing product offerings, our ability to retain existing customers and attract new customers, may be materially adversely affected.

Our customers have a wide variety of options for purchasing food, including traditional and online grocery stores and restaurants, and consumer tastes and preferences may change from time to time, including as a result of the COVID-19 pandemic and the resulting restrictions that were effected throughout most of the United States, which limited some of these options for consumers. Our ability to retain existing customers, attract new customers and increase customer engagement with us will depend in part on our ability to successfully improve our customer experience, including by continuing to create and introduce new product offerings, improving upon and enhancing our existing product offerings and strengthening our customers' digital interactions with our brand and products. As a result, we may introduce significant changes to our existing product offerings, develop and introduce new and unproven product offerings, revise our customers' experiences and/or offer our products through new distribution channels. If our new or enhanced product offerings are unsuccessful, including because they fail to generate sufficient revenue or operating profit to justify our investments in them, we may be unable to attract or retain customers. Furthermore, new or shifting customer demands, tastes or interests, superior competitive offerings or a deterioration in our product quality or our ability to bring new or enhanced product offerings to market quickly and efficiently could negatively affect the attractiveness of our products and the economics of our business and require us to make substantial changes to and additional investments in our product offerings or business model. In addition, we frequently experiment with and test different product offerings and marketing and pricing strategies, as well as our customers' digital experiences, including by updating our online platforms. If these experiments, tests and updates are unsuccessful, or if the product offerings and strategies we introduce based on the results of such experiments, tests and updates do not perform as expected, our ability to retain existing customers, attract new customers, and increase customer engagement may be adversely affected.

Developing and launching new product offerings or enhancements to our existing product offerings involves significant risks and uncertainties, including risks related to the reception of such product offerings by our existing and potential future customers, increases in operational complexity, unanticipated delays or challenges in implementing such offerings or enhancements, increased strain on our operational and internal resources (including an impairment of our ability to accurately forecast demand and related supply), inability to adequately support new offerings or enhancements with sufficient marketing investment and negative publicity in the event such new or enhanced product offerings are perceived to be unsuccessful. In addition, as a result of the increased demand we saw as a result of the impact the COVID-19 pandemic has had on consumer behaviors, we have delayed, and may continue to delay, launching certain new product offerings or cut back on certain weekly cycles in order to remove some operational complexities to meet demand levels, which may have an adverse effect on our ability to retain or attract new customers.

Significant new initiatives have in the past resulted in, and our recent new initiatives may in the future result in, operational challenges affecting our business. In addition, developing and launching certain new product offerings and enhancements to our existing product offerings may involve significant capital investments and such investments may not prove to be justified. Any of the foregoing risks and challenges could materially adversely affect our ability to attract and retain customers as well as our visibility into expected operating results, and could materially adversely affect our business, financial condition and operating results.

Our business depends on a strong and trusted brand, and any failure to maintain, protect or enhance our brand, including as a result of events outside our control, could materially adversely affect our business.

We intend to develop a strong and trusted brand, and we believe our future success depends on our ability to maintain and grow the value of the Happy Tummy brand. Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our food safety, quality assurance, marketing and merchandising efforts and our ability to provide a consistent, high-quality customer experience. Any negative publicity, regardless of its accuracy, could materially adversely affect our business. Brand value is based in large part on perceptions of subjective qualities, and any incident that erodes the loyalty of our customers or suppliers, including adverse publicity or a governmental investigation or litigation, could significantly reduce the value of our brand and significantly damage our business.

We believe that our customers hold us and our products to a high food safety standard. Therefore, real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors), could cause negative publicity and lost confidence in our company, brand or products, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition and operating results.

In addition, in recent years, there has been a marked increase in the use of social media platforms and other forms of Internet-based communications that provide individuals with access to broad audiences, and the availability of information on social media platforms is virtually immediate, as can be its impact. Many social media platforms immediately publish the content their participants post, often without filters or checks on accuracy of the content posted. Furthermore, other Internet-based or traditional media outlets may in turn reference or republish such social media content to an even broader audience. Information concerning us, regardless of its accuracy, may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may materially harm our brand, reputation, performance, prospects and business, and such harm may be immediate and we may have little or no opportunity to respond or to seek redress or a correction.

The value of our brand also depends on effective customer support to provide a high-quality customer experience, which requires significant personnel expense. If not managed properly, this expense could impact our profitability. Failure to manage or train our own or outsourced customer support representatives properly, or our inability to hire sufficient customer support representatives could result in lower-quality customer support and/or increased customer response times, compromising our ability to handle customer complaints effectively.

Food safety and food-borne illness incidents or advertising or product mislabeling may materially adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents (including food tampering or contamination) caused by products we sell, or involving suppliers that supply us with ingredients and other products, could result in the discontinuance of sales of these products or our relationships with such suppliers, or otherwise result in increased operating costs or harm to our reputation. Shipment of adulterated products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits brought by consumers, consumer agencies or others. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is in excess of our insurance policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce our capital resources, which could impact our ability to execute our growth strategy.

The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of food contamination, whether or not caused by our products, could subject us or our suppliers to a food recall pursuant to the Food Safety Modernization Act of the United States Food and Drug Administration, or FDA, and comparable state laws. The risk of food contamination may be also heightened further due to changes in government funding or a government shutdown. Our meat and poultry suppliers may operate only under inspection by the United States Department of Agriculture, or USDA. While USDA meat and poultry inspections are considered essential services, a government shutdown or lapse in funding may increase the risk that inspectors perform their duties inadequately, fail to report for work, or leave their positions without prompt replacement, potentially compromising food safety.

We have been in the past, and could be in the future, subject to food recalls. Food recalls could result in significant losses due to their costs, the destruction of product inventory, lost net revenues due to customer credits and refunds, lost future sales due to the unavailability of the product for a period of time and potential loss of existing customers and a potential negative impact on our ability to retain existing customers and attract new customers due to negative consumer experiences or as a result of an adverse impact on our brand and reputation.

In addition, food companies have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. Beginning in July 2019, FDA requirements require companies like us to analyze, prepare and implement "food defense" mitigation strategies specifically to address tampering designed to inflict widespread public health harm. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially adversely affect our business, financial condition and operating results.

Changes in consumer tastes and preferences or in consumer spending and other economic or financial market conditions could materially adversely affect our business.

Our operating results may be materially adversely affected by changes in consumer tastes and preferences. Our future success depends in part on our ability to anticipate the tastes, eating habits and lifestyle preferences of consumers and to offer products that appeal to consumer tastes and preferences. Consumer tastes and preferences may change from time to time and can be affected by a number of different trends and other factors that are beyond our control. For example, our net revenue could be materially adversely affected by changes in consumer demand in response to nutritional and dietary trends, dietary concerns regarding items such as calories, sodium, carbohydrates or fat, or concerns regarding food safety. Our competitors may react more efficiently and effectively to these changes than we can. We cannot provide any assurances regarding our ability to respond effectively to changes in consumer health perceptions or our ability to adapt our product offerings to trends in eating habits. If we fail to anticipate, identify or react to these changes and trends, or to introduce new and improved products on a timely basis, or if we cease offering such products or fail to maintain partnerships that react to these changes and trends, we may experience reduced demand for our products, which could materially adversely affect our business, financial condition and operating results.

In addition, the business of selling food products over the Internet is dynamic and continues to evolve. The market segment for food delivery has grown significantly, and this growth may not continue or may decline, including specifically with respect to the meal solutions sector. If customers cease to find value in this model or otherwise lose interest in our product offerings or our business model generally, we may not acquire new customers in numbers sufficient to sustain growth in our business or retain existing customers at rates consistent with our business model, and our business, financial condition and operating results could be materially adversely affected.

Furthermore, preferences and overall economic conditions that impact consumer confidence and spending, including discretionary spending, could have a material impact on our business. Economic conditions affecting disposable consumer income such as employment levels, business conditions, higher rates of inflation, slower growth or recession, market volatility, negative impacts on the economy from the COVID-19 pandemic and related uncertainty, negative financial news, changes in housing market conditions, the availability of credit, interest rates, tax rates, new or increased tariffs, fuel and energy costs, the effect of natural disasters or acts of terrorism, and other matters, could reduce consumer spending or cause consumers to shift their spending to lower-priced alternatives, each of which could materially adversely affect our business, financial condition and operating results.

In addition to an adverse impact on demand for our products, uncertainty about, or a decline in, economic conditions could have a significant impact on our suppliers, logistics providers and other business partners, including resulting in financial instability, inability to obtain credit to finance operations and insolvency. Certain of our suppliers, and their manufacturing and assembly activities, are located outside the United States, and as a result our operations and performance depend on both global and regional economic conditions. These and other economic factors could materially adversely affect our business, financial condition and operating results.

Changes in food costs and availability could materially adversely affect our business.

The future success of our business depends in part on our ability to anticipate and react to changes in food and supply costs and availability. We are susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, market changes, increased competition, general risk of inflation, exchange rate fluctuations, seasonal fluctuations, shortages or interruptions, weather conditions, changes in global climates, global demand, food safety concerns, public health crises, such as pandemics and epidemics, generalized infectious diseases, changes in law or policy, declines in fertile or arable lands, product recalls and government regulations. For example, any prolonged negative impact of the COVID-19 pandemic on food and supply costs and availability could materially and adversely impact our business, financial condition and operating results. In addition, deflation in food prices could reduce the attractiveness of our product offerings relative to competing products and thus impede our ability to maintain or increase overall sales, while food inflation, particularly periods of rapid inflation, have and could continue to reduce our operating margins as there may be a lag between the time of the price increase and the time at which we are able to increase the price of our product offerings. We generally do not have long-term supply contracts or guaranteed purchase commitments with our food suppliers, and we do not hedge our commodity risks. In limited circumstances, we may enter into strategic purchasing commitment contracts with certain suppliers, but many of these contracts are relatively short in duration and may provide only limited protection from price fluctuations, and the use of these arrangements may limit our ability to benefit from favorable price movements. As a result, we may not be able to anticipate, react to or mitigate against cost fluctuations which could materially adversely affect our business, financial condition and operating results.

Any increase in the prices of the ingredients most critical to our recipes, or scarcity of such ingredients, such as vegetables, poultry, beef, pork and seafood, would adversely affect our operating results. Alternatively, in the event of cost increases or decrease of availability with respect to one or more of our key ingredients, we may choose to temporarily suspend including such ingredients in our recipes, rather than paying the increased cost for the ingredients. Any such changes to our available recipes could materially adversely affect our business, financial condition and operating results.

Our past net revenue growth masked seasonal fluctuations in our operating results. If our net revenue declines or if it begins to increase at a more moderate rate, or as seasonal patterns become more pronounced, seasonality could have a material impact on our results.

Our business is seasonal in nature, which impacts the levels at which customers engage with our products and brand, and, as a result, the trends of our revenue and our expenses fluctuate from quarter to quarter. For example, prior to the effect of the economic and social impact of the COVID-19 pandemic, we historically anticipated that the first quarter of each year will generally represent our strongest quarter in terms of customer engagement. Conversely, during the summer months and the end of year holidays, when people are vacationing more often or have less predictable weekly routines, we historically anticipated lower customer engagement. In addition, our marketing strategies and expenditures, which may be informed by these seasonal trends, will impact our quarterly results of operations. These seasonal trends may cause our revenue and our cash requirements to vary from quarter to quarter depending on the variability in the volume and timing of sales. We believe that these seasonal trends have affected and will continue to affect our quarterly results in the future. However, we cannot predict the impact that the COVID-19 pandemic may have on seasonality. Our past net revenue growth, due in part to the impact of the COVID-19 pandemic on consumer behaviors, masked seasonality, but if our net revenue declines or if it increases at a moderate rate, or if seasonal spending by our customers becomes more pronounced, seasonality could have a more significant impact on our operating results from period to period.

Our ability to source quality ingredients and other products is critical to our business, and any disruption to our supply or supply chain could materially adversely affect our business.

We depend on frequent deliveries of ingredients and other products from a variety of local, regional, national and international suppliers, and some of our suppliers may depend on a variety of other local, regional, national and international suppliers to fulfill the purchase orders we place with them. The availability of such ingredients and other products at competitive prices depends on many factors beyond our control, including the number and size of farms, ranches, vineyards and other suppliers that provide crops, livestock and other raw materials that meet our quality and production standards.

We rely on our suppliers, and their supply chains, to meet our quality and production standards and specifications and supply ingredients and other products in a timely and safe manner. We have developed and implemented a series of measures to ensure the safety and quality of our third-party supplied products. However, no safety and quality measures can eliminate the possibility that suppliers may provide us with defective or out-of-specification products against which regulators may take action or which may subject us to litigation or require a recall. Suppliers may provide us with food that is or may be unsafe, food that is below our quality standards or food that is improperly labeled. In addition to a negative customer experience, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions if we incorporate a defective or out-of-specification item into one of our deliveries.

Furthermore, there are many factors beyond our control which could cause shortages or interruptions in the supply of our ingredients and other products, including adverse weather, environmental factors, natural disasters, unanticipated demand, labor or distribution problems, public health crises, such as pandemics and epidemics, changes in law or policy, food safety issues by our suppliers and their supply chains, and the financial health of our suppliers and their supply chains. For example, any prolonged negative impact on our supply chain as a result of the COVID-19 pandemic, or otherwise, could materially and adversely impact our business, financial condition and operating results. Production of the agricultural products used in our business may also be materially adversely affected by drought, water scarcity, temperature extremes, scarcity of agricultural labor, changes in government agricultural programs or subsidies, import restrictions, scarcity of suitable agricultural land, crop conditions, crop or animal diseases or crop pests. Failure to take adequate steps to mitigate the likelihood or potential effect of such events, or to effectively manage such events if they occur, may materially adversely affect our business, financial condition and operating results, particularly in circumstances where an ingredient or product is sourced from a single supplier or location.

In addition, unexpected delays in deliveries from suppliers that ship directly to our fulfillment center or increases in transportation costs, including through increased fuel costs, could materially adversely affect our business, financial condition and operating results. Labor shortages or work stoppages in the transportation industry, long-term disruptions to the national transportation infrastructure, reduction in capacity and industry-specific regulations such as hours-of-service rules that lead to delays or interruptions of deliveries, whether as a result of the COVID-19 pandemic or otherwise, could also materially adversely affect our business, financial condition and operating results.

We currently source certain of our ingredients from suppliers located outside of the United States. Any event causing a disruption or delay of imports from suppliers located outside of the United States, including weather, drought, crop-related diseases, the imposition of import or export restrictions, restrictions on the transfer of funds or increased tariffs, destination-based taxes, value-added taxes, quotas or increased regulatory requirements, could increase the cost or reduce the supply of our ingredients and the other materials required by our product offerings, which could materially adversely affect our business, financial condition and operating results. Furthermore, our suppliers' operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds or other trade disruptions, each of which could adversely affect our access or ability to source ingredients and other materials used in our product offerings on a timely or cost-effective basis.

The reliable and cost-effective storage, transport and delivery of ingredients and other products and our product offerings is critical to our business, and any interruptions, delays or failures could materially adversely affect our reputation, business, financial condition and operating results.

We maintain arrangements with third parties to store ingredients and other products, to deliver ingredients and other products from our suppliers to our fulfillment center and to transport ingredients and other products between any of our other fulfillment centers. Interruptions or failures in these services could delay or prevent the delivery of these ingredients and other products to us and therefore adversely affect our ability to fulfill our customers' orders. These interruptions may be due to events that are beyond our control or the control of the third parties with whom we contract.

We also maintain arrangements with third-party transport carriers to deliver the food products we sell to our customers. Interruptions, delays or failures in these carrier services could prevent the timely or proper delivery of these products, which may result in significant product inventory losses given the highly perishable nature of our food products. These interruptions may be due to events that are beyond our control or the control of these carriers including adverse weather, natural disasters and public health crises, such as pandemics and epidemics. If these carriers experience performance problems or other difficulties, we may not be able to deliver orders in a timely manner and meet customer expectations, and our business and reputation could suffer. For example, carrier interruptions and delays as a result of the COVID-19 pandemic or otherwise could impact our ability to deliver orders to our customers which could materially and adversely impact our business, financial condition and operating results. In addition, if we are not able to maintain acceptable pricing and other terms with these carriers, whether as a result of inflation or otherwise, and we do not increase the price of our product offerings, we may experience reduced operating margins.

Delivery of the products we sell to our customers could also be affected or interrupted by the merger, acquisition, insolvency, or government shutdown of the carriers we engage to make deliveries. If the products we sell are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

Any failure to adequately store, maintain and deliver quality perishable foods could materially adversely affect our business, financial condition and operating results.

Our ability to adequately store, maintain and deliver quality perishable foods is critical to our business. We store food products, which are highly perishable, in our refrigerated fulfillment center and ship them to our customers inside boxes that are insulated with thermal or corrugate liners and frozen refrigerants to maintain appropriate temperatures in transit and use refrigerated third-party delivery trucks to support temperature control for shipments to certain locations. Keeping our food products at specific temperatures maintains freshness and enhances food safety. In the event of extended power outages, natural disasters or other catastrophic occurrences, failures of the refrigeration systems in our fulfillment centers or third-party delivery trucks, failure to use adequate packaging to maintain appropriate temperatures, or other circumstances both within and beyond our control, our inability to store highly perishable inventory at specific temperatures could result in significant product inventory losses as well as increased risk of food-borne illnesses and other food safety risks. Improper handling or storage of food by a customer-without any fault by us-could result in food-borne illnesses, which could nonetheless result in negative publicity and harm to our brand and reputation. Further, we may contract with third parties to conduct certain fulfillment processes and operations on our behalf. Any failure by such third party to adequately store, maintain or transport perishable foods could negatively impact the safety, quality and merchantability of our products and the experience of our customers. The occurrence of any of these risks could materially adversely affect our business, financial condition and operating results.

Disruptions in our data and information systems could harm our reputation and our ability to run our business.

We rely extensively on data and information systems for our supply chain, order processing, fulfillment operations, financial reporting, human resources and various other operations, processes and transactions. Furthermore, a significant portion of the communications between, and storage of personal data of, our personnel, customers and suppliers depends on information technology. Our data and information systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches (including breaches of our transaction processing or other systems that could result in the compromise of confidential customer data), catastrophic events, data breaches and usage errors by our employees or third-party service providers. Our data and information technology systems may also fail to perform as we anticipate, and we may encounter difficulties in adapting these systems to changing technologies or expanding them to meet the future needs of our business. If our systems are breached, damaged or cease to function properly, we may have to make significant investments to fix or replace them, suffer interruptions in our operations, incur liability to our customers and others or face costly litigation, and our reputation with our customers may be harmed. We also rely on third parties for a majority of our data and information systems, including for third-party hosting and payment processing. If these facilities fail, or if they suffer a security breach or interruption or degradation of service, a significant amount of our data could be lost or compromised and our ability to operate our business and deliver our product offerings could be materially impaired. In addition, various third parties, such as our suppliers and payment processors, also rely heavily on information technology systems, and any failure of these systems could also cause loss of sales, transactional or other data and significant interruptions to our business. Any material interruption in the data and information technology systems we rely on, including the data or information technology systems of third parties, could materially adversely affect our business, financial condition and operating results.

We are subject to risks associated with payments to us from our customers and other third parties, including risks associated with fraud.

Nearly all of our customers' payments are made by credit card or debit card. We currently rely exclusively on one third-party vendor to provide payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if this vendor becomes unwilling or unable to provide these services to us and we are unable to find a suitable replacement on a timely basis. We are also subject to payment brand operating rules, payment card industry data security standards and certification requirements, which could change or be reinterpreted to make it more difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from customers, which would make our services less convenient and attractive to our customers and likely result in a substantial reduction in net revenue. We may also incur losses as a result of claims that the customer did not authorize given purchases, fraud, erroneous transmissions and customers who have closed bank accounts or have insufficient funds in their accounts to satisfy payments owed to us.

We are subject to, or voluntarily comply with, a number of other laws and regulations relating to the payments we accept from our customers and third parties, including with respect to money laundering, money transfers, privacy, and information security, and electronic fund transfers. These laws and regulations could change or be reinterpreted to make it difficult or impossible for us to comply. If we were found to be in violation of any of these applicable laws or regulations, we could be subject to civil or criminal penalties and higher transaction fees or lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, which may make our services less convenient and less attractive to our customers and diminish the customer experience.

The termination of, or material changes to, our relationships with key suppliers or vendors could materially adversely affect our business, financial condition and operating results.

We currently depend on a limited number of suppliers for some of our key ingredients. We strive to work with suppliers that engage in certain growing, raising or farming standards that we believe are superior to conventional practices and that can deliver products that are specific to our quality, food safety and production standards. Currently, there are a limited number of meat and seafood suppliers that are able to simultaneously meet our standards and volume requirements. As such, these suppliers could be difficult to replace if we were no longer able to rely on them. We also work with suppliers that produce specialty or unique ingredients for us. It can take a significant amount of time and resources to identify, develop and maintain relationships with certain suppliers, including suppliers that produce specialty or unique products for us. In the event of any disruptions to our relationships with our suppliers of specialty products, the ingredients they produce for us would be difficult to replace. The termination of, or material changes to, arrangements with key suppliers or vendors, disagreements with key suppliers or vendors as to payment or other terms, or the failure of a key supplier or vendor to meet its contractual obligations to us may require us to contract with alternative suppliers or vendors. For example, the failure of a key supplier to meet its obligations to us or otherwise deliver ingredients at the volumes that meet our quality and production standards could require us to make purchases from alternative suppliers or make changes to our product offerings. If we have to replace key suppliers or vendors, we may be subject to pricing or other terms less favorable than those we currently enjoy, and it may be difficult to identify and secure relationships with alternative suppliers or vendors that are able to meet our volume requirements, food safety and quality or other standards. If we cannot replace or engage suppliers or vendors who meet our specifications and standards in a short period of time, we could encounter increased expenses, shortages of ingredients and other items, disruptions or delays in customer shipments or other harm. In this event, we could experience a significant reduction in sales and incur higher costs for replacement goods and customer refunds during the shortage or thereafter, any of which could materially adversely affect our business, financial condition and operating results.

Our results could be adversely affected by natural disasters, public health crises, political crises or other catastrophic events.

Natural disasters, such as hurricanes, tornadoes, floods, earthquakes, droughts and other adverse weather and climate conditions; crop or animal diseases; crop pests; unforeseen public health crises, such as pandemics and epidemics, such as COVID-19; political crises, such as terrorist attacks, war and other political instability or uncertainty; or other catastrophic events, whether occurring in the United States or internationally, could disrupt our operations or the operations of one or more of our suppliers. In particular, these types of events could impact our supply chain from or to the impacted region given our dependency on frequent deliveries of ingredients and other products from a variety of local, regional and national suppliers. In addition, these types of events could adversely affect consumer spending in the impacted regions or our ability to deliver our products to our customers safely, cost-effectively or at all. To the extent any of these events occur, our business, financial condition and operating results could be materially and adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including unregistered trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its manager and key employees.

We are dependent on our manager and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of Mengtang Sun, our managing member, and any other key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We are subject to extensive governmental regulations, which require significant expenditures and ongoing compliance efforts.

We are subject to extensive federal, state and local regulations. Our food processing facilities and products are subject to inspection by the USDA, the FDA and various state and local health and agricultural agencies. Applicable statutes and regulations governing food products include rules for labeling the content of specific types of foods, the nutritional value of that food and its serving size, as well as rules that protect against contamination of products by food-borne pathogens and food production rules addressing the discharge of materials and pollutants and animal welfare. Many jurisdictions also provide that food producers adhere to good manufacturing or production practices (the definitions of which may vary by jurisdiction) with respect to processing food. Recently, the food safety practices of the meat processing industry and produce industry have been subject to intense scrutiny and oversight by the USDA and FDA, respectively, and future food-borne illness outbreaks or other food safety incidents related to meat or produce could lead to further governmental regulation of our business or of our suppliers. In addition, our fulfillment centers are subject to various federal, state and local laws and regulations relating to workplace safety and workplace health. Our fulfillment centers and offices, as applicable are also subject to additional FDA, Centers for Disease Control and Prevention, Occupational Safety and Health Administration regulations and guidelines and local guidelines relating to mitigating the spread of COVID-19. Failure to comply with all applicable laws and regulations could subject us or our suppliers to civil remedies, including fines, injunctions, product recalls or seizures and criminal sanctions, any of which could have a material adverse effect on our business, financial condition and operating results. Furthermore, compliance with current or future laws or regulations, including those related to mitigating the spread of COVID-19, could require us to make significant expenditures or otherwise materially adversely affect our business, financial condition and operating results.

Even inadvertent, non-negligent or unknowing violations of federal, state or local regulatory requirements could expose us to adverse governmental action and materially adversely affect our business, financial condition and operating results.

The Federal Food, Drug, and Cosmetic Act, or FDCA, which governs the shipment of foods in interstate commerce, generally does not distinguish between intentional and unknowing, non-negligent violations of the law's requirements. Most state and local laws operate similarly. Consequently, almost any deviation from subjective or objective requirements of the FDCA or state or local law leaves us vulnerable to a variety of civil and criminal penalties.

In the future, we may deploy new equipment, update our facilities or occupy new facilities. These activities require us to adjust our operations and regulatory compliance systems to meet rapidly changing conditions. Although we have adopted and implemented systems to prevent the production of unsafe or mislabeled products, any failure of those systems to prevent or anticipate an instance or category of deficiency could result in significant business interruption and financial losses to us. The occurrence of events that are difficult to prevent completely, such as the introduction of pathogenic organisms from the outside environment into our facilities, also may result in the failure of our products to meet legal standards. Under these conditions we could be exposed to civil and criminal regulatory action.

In some instances we may be responsible or held liable for the activities and compliance of our third-party vendors and suppliers, despite limited visibility into their operations. Although we monitor and carefully select our third-party vendors and suppliers, they may fail to adhere to regulatory standards, our safety and quality standards or labor and employment practices, and we may fail to identify deficiencies or violations on a timely basis or at all. In addition, a statute in California called the Transparency in Supply Chains Act of 2010 requires us to audit our suppliers with respect to certain risks related to slavery and human trafficking and to mitigate any such risks in our operations, and any failure to disclose issues or other non-compliance could subject us to action by the California Attorney General.

We cannot assure you that we will always be in full compliance with all applicable laws and regulations or that we will be able to comply with any future laws and regulations. Failure to comply with these laws and regulations could materially adversely affect our business, financial condition and operating results.

Changes to law, regulation or policy applicable to foods could leave us vulnerable to adverse governmental action and materially adversely affect our business, financial condition and operating results.

The food industry is highly regulated. We invest significant resources in our efforts to comply with the local, state and federal food regulatory regimes under which we operate. However, we cannot assure you that existing laws and regulations will not be revised or that new, more restrictive laws, regulations, guidance or enforcement policies will not be adopted or become applicable to us, our suppliers or the products we distribute. We also operate under a business model that is relatively new to the food industry, in which we rapidly source, process, store and package meal ingredients-including fresh fruits and vegetables, and poultry, beef and seafood, each of which may be subject to a unique regulatory regime-and ship them directly to consumers in the course of e-commerce transactions. Our business model leaves our business particularly susceptible to changes in and reinterpretations of compliance policies of the FDA and other government agencies, and some of our competitors may interpret the applicability of the same or similar laws and regulations to their businesses differently than we interpret them. Furthermore, it is unclear how the FDA may interpret and enforce certain recently promulgated regulations, such as the requirements regarding food defense mitigation strategies, which present considerable future uncertainty. Under the current administration, recent and ongoing changes in senior federal government officials and policy priorities create additional uncertainty.

Our existing compliance structures may be insufficient to address the changing regulatory environment and changing expectations from government regulators regarding our business model. This may result in gaps in compliance coverage or the omission of necessary new compliance activity.

Our facilities and operations are governed by numerous and sometimes conflicting registration, licensing and reporting requirements.

Our fulfillment centers are required to be registered with the federal government and, depending on their location, are also subject to the authority of state and local governments. In some cases, disparate registration and licensing requirements lead to legal uncertainty, inconsistent government classifications of our operations and unpredictable governmental actions. Regulators may also change prior interpretations of governing licensing and registration requirements. Our relatively new business model leaves us particularly susceptible to these factors. If we misapply or misidentify licensing or registration requirements, fail to maintain our registrations or licenses or otherwise violate applicable requirements, our products may be subject to seizure or recall and our operations subject to injunction. This could materially adversely affect our business, financial condition and operating results.

Similarly, we are required to submit reports to the FDA's Reportable Food Registry in the event that we determine a product may present a serious danger to consumers. The reporting requirement may be triggered based on a subjective assessment of incomplete and changing facts. Our inventory moves very rapidly throughout our supply and distribution chain. Should we fail, in a timely fashion, to identify and report a potentially reportable event which, subsequently, is determined to have been reportable, government authorities may institute civil or criminal enforcement actions against us, and may result in civil litigation against us or criminal charges against certain of our employees. This could materially adversely affect our business, financial condition and operating results.

Good manufacturing process standards and food safety compliance metrics are complex, highly subjective and selectively enforced.

The federal regulatory scheme governing food products establishes guideposts and objectives for complying with legal requirements rather than providing clear direction on when particular standards apply or how they must be met. For example, FDA regulations referred to as Hazard Analysis and Risk-Based Preventive Controls for Human Food require that we evaluate food safety hazards inherent to our specific products and operations. We must then implement "preventive controls" in cases where we determine that qualified food safety personnel would recommend that we do so. Determining what constitutes a food safety hazard, or what a qualified food safety expert might recommend to prevent such a hazard, requires evaluating a variety of situational factors. This analysis is necessarily subjective, and a government regulator may find our analysis or conclusions inadequate. Similarly, the standard of "good manufacturing practice" to which we are held in our food production operations relies on a hypothesis regarding what individuals and organizations qualified in food manufacturing and food safety would find to be appropriate practices in the context of our operations. Our business model, and the scale and nature of our operations, have relatively few meaningful comparisons among traditional food companies. Government regulators may disagree with our analyses and decisions regarding the good manufacturing practices appropriate for our operations.

Decisions made or processes adopted by us in producing our products are subject to after-the-fact review by government authorities, sometimes years after the fact. Similarly, governmental agencies and personnel within those agencies may alter, clarify or even reverse previous interpretations of compliance requirements and the circumstances under which they will institute formal enforcement activity. It is not always possible accurately to predict regulators' responses to actual or alleged food-production deficiencies due to the large degree of discretion afforded regulators. We may be vulnerable to civil or criminal enforcement action by government regulators if they disagree with our analyses, conclusions, actions or practices. This could materially adversely affect our business, financial condition and operating results.

Packaging, labeling and advertising requirements are subject to varied interpretation and selective enforcement.

We operate under a novel business model in which we source, process, store and package meal ingredients and ship them directly to consumers. Most FDA requirements for mandatory food labeling are decades old and were adopted prior to the advent of large-scale, direct-to-consumer food sales and e-commerce platforms. Consequently, we, like our competitors, must make judgments regarding how best to comply with labeling and packaging regulations and industry practices not designed with our specific business model in mind. Government regulators may disagree with these judgments, leaving us open to civil or criminal enforcement action. This could materially adversely affect our business, financial condition and operating results.

We are subject to detailed and complex requirements for how our products may be labeled and advertised, which may also be supplemented by guidance from governmental agencies. Generally speaking, these requirements divide information into mandatory information that we must present to consumers and voluntary information that we may present to consumers. Packaging, labeling, disclosure and advertising regulations may describe what mandatory information must be provided to consumers, where and how that information is to be displayed physically on our materials or elsewhere, the terms, words or phrases in which it must be disclosed, and the penalties for non-compliance.

Voluntary statements made by us or by certain third parties, whether on package labels or labeling, on websites, in print, in radio, on social media channels, or on television, can be subject to FDA regulation, Federal Trade Commission, or FTC, regulation, USDA regulation, state and local regulation, or any combination of the foregoing. These statements may be subject to specific requirements, subjective regulatory evaluation, and legal challenges by plaintiffs. FDA, FTC, USDA and state- and local-level regulations and guidance can be confusing and subject to conflicting interpretations. Guidelines, standards and market practice for, and consumers' understandings of, certain types of voluntary statements, such as those characterizing the nutritional and other attributes of food products, continue to evolve rapidly, and regulators may attempt to impose civil or criminal penalties against us if they disagree with our approach to using voluntary statements. Furthermore, in recent years the FDA has increased enforcement of its regulations with respect to nutritional, health and other claims related to food products, and plaintiffs have commenced legal actions against a number of companies that market food products positioned as "natural" or "healthy," asserting false, misleading and deceptive advertising and labeling claims, including claims related to such food being "all natural" or that they lack any genetically modified ingredients. Should we become subject to similar claims or actions, consumers may avoid purchasing products from us or seek alternatives, even if the basis for the claim is unfounded, and the cost of defending against any such claims could be significant. The occurrence of any of the foregoing risks could materially adversely affect our business, financial condition and operating results

Government regulation of the Internet, e-commerce and other aspects of our business is evolving, and we may experience unfavorable changes in or failure to comply with existing or future regulations and laws.

We are subject to a number of regulations and laws that apply generally to businesses, as well as regulations and laws specifically governing the Internet and e-commerce and the marketing, sale and delivery of goods and services over the Internet. Existing and future regulations and laws may impede the growth and availability of the Internet and online services and may limit our ability to operate our business. These laws and regulations, which continue to evolve, cover taxation, tariffs, privacy and data protection, data security, pricing, content, copyrights, distribution, mobile and other communications, advertising practices, electronic contracts, sales procedures, automatic subscription renewals, credit card processing procedures, consumer protections, the provision of online payment services, unencumbered Internet access to our services, the design and operation of websites, and the characteristics and quality of product offerings that are offered online. We cannot guarantee that we have been or will be fully compliant in every jurisdiction, as it is not entirely clear how existing laws and regulations governing issues such as property ownership, sales and other taxes, consumer protection, libel and personal privacy apply or will be enforced with respect to the Internet and e-commerce, as many of these laws were adopted prior to the advent of the Internet and e-commerce and do not contemplate or address the unique issues they raise. Moreover, as e-commerce continues to evolve, increasing regulation and enforcement efforts by federal and state agencies and the prospects for private litigation claims related to our data collection, privacy policies or other e-commerce practices become more likely. In addition, the adoption of any laws or regulations, or the imposition of other legal requirements, that adversely affect our ability to market, sell, and deliver our products could decrease our ability to offer, or customer demand for, our offerings, resulting in lower net revenue, and existing or future laws or regulations could impair our ability to expand our product offerings, which could also result in lower net revenue and make us more vulnerable to increased competition. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also require us to change our business practices, raise compliance costs or other costs of doing business and materially adversely affect our business, financial condition and operating results.

Failure to comply with privacy-related obligations, including federal and state privacy laws and regulations and other legal obligations, or the expansion of current or the enactment of new privacy-related obligations could materially adversely affect our business.

A variety of federal and state laws and regulations govern the collection, use, retention, sharing, transfer and security of customer data. We also may choose to comply with, or may be required to comply with, self-regulatory obligations or other industry standards with respect to our collection, use, retention, sharing or security of customer data.

We strive to comply with all applicable laws, regulations, self-regulatory requirements, policies and legal obligations relating to privacy, data usage, and data protection. It is possible, however, that these laws, regulations and other obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and which may conflict with other rules or requirements or our practices. We cannot guarantee that our practices have complied, comply, or will comply fully with all such laws, regulations, requirements and obligations.

We have posted our privacy policy which describes our practice related to the collection, use and disclosure of customer data on our website. Any failure, or perceived failure, by us to comply with our posted privacy policy or with any federal or state laws, regulations, self-regulatory requirements, industry standards, or other legal obligations could result in claims, proceedings or actions against us by governmental entities, customers or others, or other liabilities, or could result in a loss of customers, any of which could materially adversely affect our business, financial condition and operating results. In addition, a failure or perceived failure to comply with industry standards or with our own privacy policy and practices could result in a loss of customers and could materially adversely affect our business, financial condition and operating results.

Additionally, existing privacy-related laws, regulations, self-regulatory obligations and other legal obligations are evolving and are subject to potentially differing interpretations. Various federal and state legislative and regulatory bodies may expand current laws or enact new laws regarding privacy matters, and courts may interpret existing privacy-related laws and regulations in new or different manners. For example, the State of California enacted legislation in June 2018, the California Consumer Privacy Act of 2018, which came into effect on January 1, 2020, and, among other things, requires companies that process information on California residents to provide new disclosures to California consumers, allows such consumers to opt out of data sharing with third parties and provides a new cause of action for data breaches. While we have invested and may continue to invest in readiness to comply with the applicable legislation, the effects of these new and evolving laws, regulations, and other obligations potentially are far-reaching and may require us to further modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply.

Changes in privacy-related laws, regulations, self-regulatory obligations and other legal obligations, or changes in industry standards or consumer sentiment, could require us to incur substantial costs or to change our business practices, including changing, limiting or ceasing altogether the collection, use, sharing, or transfer of data relating to consumers. Any of these effects could materially adversely affect our business, financial condition and operating results.

Our failure to collect state or local sales, use or other similar taxes could result in substantial tax liabilities, including for past sales, as well as penalties and interest, and our business could be materially adversely affected.

In general, we have not historically collected state or local sales, use or other similar taxes in any jurisdictions in which we do not have a tax nexus, in reliance on court decisions or applicable exemptions that restrict or preclude the imposition of obligations to collect state and local sales, use and other similar taxes with respect to online sales of our products. In addition, we have not historically collected state or local sales, use or other similar taxes in certain jurisdictions in which we do have a physical presence in reliance on applicable exemptions. On June 21, 2018, the U.S. Supreme Court decided, in *South Dakota v. Wayfair, Inc.*, that state and local jurisdictions may, at least in certain circumstances, enforce a sales and use tax collection obligation on remote vendors that have no physical presence in such jurisdiction. A number of states have already begun, or have positioned themselves to begin, requiring sales and use tax collection by remote vendors and/or by online marketplaces. The details and effective dates of these collection requirements vary from state to state. It is possible that one or more jurisdictions may assert that we have liability for periods for which we have not collected sales, use or other similar taxes, and if such an assertion or assertions were successful it could result in substantial tax liabilities, including for past sales as well as penalties and interest, which could materially adversely affect our business, financial condition and operating results.

Changes in tax treatment of companies engaged in e-commerce could materially adversely affect the commercial use of our sites and our business, financial condition and operating results.

The decision of the U.S. Supreme Court in *South Dakota v. Wayfair, Inc.*, discussed above, permits state and local jurisdictions, in certain circumstances, to impose sales and use tax collection obligation on remote vendors, and a number of states have already begun imposing such obligations on Internet vendors and online marketplaces. In addition, due to the global nature of the Internet, it is possible that various states or, if we choose to expand internationally in the future, foreign countries, might attempt to impose additional or new regulation on our business or levy additional or new sales, income or other taxes relating to our activities. Tax authorities at the international, federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in e-commerce. New or revised international, federal, state or local tax regulations may subject us or our customers to additional sales, income and other taxes. New or revised taxes and, in particular, sales taxes, value-added taxes and similar taxes (including sales and use taxes that we may be required to collect as a result of the *Wayfair* decision) are likely to increase costs to our customers and increase the cost of doing business online (including the cost of compliance processes necessary to capture data and collect and remit taxes), and such taxes may decrease the attractiveness of purchasing products over the Internet. Any of these events could materially adversely affect our business, financial condition and operating results.

Our independent accountants have expressed substantial doubt about our ability to continue as a going concern.

Our reviewed financial statements assume that we will continue our operations as a going concern. We do not, however, have a history of operating profitably. Consequently, our independent accountants in their review report have expressed substantial doubt about our ability to continue as a going concern. Our continued operations are highly dependent upon our ability to increase revenues, decrease operating costs, and complete equity and/or debt financings. Such financings may not be available or may not be available on reasonable terms. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. We estimate that we will not be able to continue as a going concern unless we are able to secure capital sources of financing. If we are unable to secure such financing, we may cease operations and you could lose your entire investment.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering –

it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders of the Company.

Investors will not have an ownership claim to the Company or to any of its assets. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company. Thus, Investors will never be able to vote upon any matters of the Company to affect its management or policies.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

A Crowd Revenue Note holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd Revenue Note; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd Revenue Note offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd Revenue Note, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

Debt Financing is inherently risky.

The Company's debt service obligations may adversely affect cash flow. As a result of any future debt obligations, we may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk.

The Securities are not secured by collateral and may become subordinated to any future secured liabilities.

The Securities are equal in right of payment to any of the Company's existing liabilities, are not secured by collateral and may become subordinated to any future secured liabilities. In the event we default on any of senior debt or in the event we undergo a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, the proceeds of the sale of our assets would first be applied to the repayment of our senior debt before any of those proceeds would be available to make payments on our subordinated debt, including the Notes. In addition, the Company's assets that secure debt ranking senior or equal in right of payment to the Securities will be available to pay obligations on the Investors only after the secured debt has been repaid in full from these assets. Accordingly, there may be no assets remaining from which claims of the Investors could be satisfied, or if any assets remained, they might be insufficient to satisfy those claims in full.

Neither the Crowd Revenue Note Purchase Agreement nor the Note materially restrict our ability to incur additional debt, repurchase our securities or to take other actions that could negatively impact Investors.

Although we presently have no intent to issue any additional debt, neither the Crowd Revenue Note Purchase Agreement nor the Note restrict us from incurring unsecured indebtedness in an aggregate principal amount not to exceed $100,000 at any time outstanding or indebtedness incurred with the prior written consent of Republic Investment Service, including senior debt or secured debt. In addition, the limited covenants contained in the Crowd Revenue Note Purchase Agreement nor the Note do not require us to achieve or maintain any minimum financial ratios relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not materially limited by the Crowd Revenue Note Purchase Agreement nor the Note. In addition, we are not restricted from repurchasing our Units by the terms of the Notes.

The Crowd Revenue Note Purchase Agreement and the Note is subject to transfer limitations.

The Investor will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire to take a pledge of) ("***Transfer***") its interests under the Crowd Revenue Note Purchase Agreement and the Note during the one-year period beginning when the Crowd Revenue Note Purchase Agreement and the Note is issued, other than: (i) to the Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The Company will not be required to permit or recognize any Transfer of the Crowd Revenue Note Purchase Agreement and the Note or any interest herein at any particular time, or with the passage of time. The Company is under no obligation to register or to perfect any exemption for resale of the Crowd Revenue Note Purchase Agreement and the Note under the Securities Act or the securities laws of any state or any other jurisdiction.

Separately, to the extent that any laws, regulations or similar considerations applicable to the Investor do not permit the Investor to continue to hold interests in the Crowd Revenue Note Purchase Agreement or the Note, the Investor will agree that the Company may, with prior consent and cooperation of the Intermediary, require the Investor to Transfer its interests under Crowd Revenue Note Purchase Agreement or the Note to the Company (such Transfer, a "Regulatory Transfer"), in an amount equal to the unpaid balance of the principal or an amount otherwise required by the applicable law, regulation or similar consideration requiring such Regulatory Transfer. Each Investor must agree and consent that the Issuer may take any actions that may be necessary or advisable to effectuate the intent of such Regulatory Transfer.

The Notes will not be rated.

We do not intend to seek a rating on the Notes. Accordingly, there is no third party which will express any opinion as to the value of the Notes or their terms.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt and continue operations.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness , depends on our future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

A change in control or fundamental change may adversely affect us or the Notes.

The Crowd Revenue Note Purchase Agreement and the Note provide that certain change in control events with respect to us will constitute a default. In addition, future debt we incur may limit our ability to repurchase the Notes upon a designated event or require us to offer to redeem that future debt upon specified events, including a designated event. Furthermore, the Company may believe it is in the best interests of its members and the Investors to engage in a line of business substantially different from the primary line of business carried on by the Company as of the date of this Form C, but the Crowd Revenue Note Purchase Agreement materially impairs the Company's right to engage in such business. As a result, the Company's operations are limited to the line of business set forth in the Form C, and any business reasonably complementary or ancillary thereto. Accordingly, we may lose opportunities to grow our business and, as a result, the value of and cash flow for the business may become impaired which increases the default risk under the Crowd Revenue Note Purchase Agreement and the Note.

If we sell additional equity or debt securities to fund our operations, restrictions may be imposed on our business.

In order to raise additional funds to support our operations, we may sell additional equity or debt securities, which may impose restrictive covenants that adversely impact our business. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to expand our operations or otherwise capitalize on our business opportunities as a result of such restrictions, our business, financial condition and results of operations could be materially adversely affected.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our ability to pay interest on and principal of our debt obligations principally depends upon our operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or capital expenditures or seeking to raise additional capital. Our ability to restructure or refinance our debt, if at all, will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments may restrict us from adopting some of these alternatives. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance.

If, after we make payments to Investors under the Note, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds from the Investors.

If, after we make payments to Investors under the Note, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, any payments received by Investors could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance." As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by you. In addition, our managing member may be viewed as having breached its fiduciary duty to creditors and/or having acted in bad faith, thereby exposing such member and the Company to claims of punitive damages.

Investors should consult their respective tax advisers with respect to the Crowd Revenue Note Purchase Agreement and the Note.

If you are considering the purchase of a debenture, you should consult your own tax advisors as to the particular tax consequences to you of acquiring, holding or otherwise disposing of the debentures, including the effect and applicability of state, local or foreign tax laws, or any U.S. estate and gift tax laws. The Company makes no representations or warranties about the tax treatment thereof.

If we generate income, we may make distributions sufficient to discharge our members' federal, state and local tax obligations.

The Company is treated as a partnership for U.S. federal income tax purposes. As a partnership, the Company will generally not be subject to U.S. federal income tax. Instead, each member that is subject to U.S. tax will be required to take into account its distributive share, whether or not distributed, of each item of the Company's income, gain, loss, deduction or credit. It is possible that in any year, the Company may distribute assets to the members to discharge such member's federal, state or local tax obligations arising solely from the net income of the business of the Company. As a result, the Company's cash flow may be insufficient to satisfy its obligations under the Crowd Revenue Note Purchase Agreement and the Note.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Happy Tummy Asia is an Asian take-out style meal delivery service that makes Asian dishes free from gluten, peanuts, nuts, dairy and shellfish, delivered to the consumer ready to heat.

Business Plan

With our hub and spoke model, we can reach new markets quickly by producing quality base ingredients in our central facility, and shipping these to each new kitchen location. Centralized sourcing, ordering, marketing and customer service will allow each location to focus on production for daily orders. This allows each kitchen to serve more meals with a smaller footprint and cost.

We believe in fresh food that's local. We see a large demand allowing us to scale to 15,000 annual direct to consumer orders per location. We aim to open 8-10 locations within 3 years, while increasing menu options to also include sauces and other frozen products. And we'll work to establish partnerships with grocery stores to offer meals as options for grab and go

The Company's Products and/or Services

Product / Service	Description	Current Market
Asian takeout-style ready to heat meals	First ever Asian takeout-style meal delivery that is diet accessible and allergen friendly	Direct to Consumer. We sit at the nexus of two key market segments: prepared meal delivery which is slated to grow to $51 billion by 2025 and a $19 billion allergen-free food market. As we expand into 10 new markets over the next 3 years, will reach 40 million gluten-free consumers and 13 million allergen-free consumers.

Competition

Our current competition are primarily other meal delivery services that provide healthy/allergen-friendly meals (including CookUnity and Territory Foods) ordered online and shipped to your door, as well as current local restaurants offering takeout. We address the gap in the market as consumers currently only have options that either focus on taste or the health/allergen-free benefits. We have crafted recipes that match both taste while being safe for those with allergens.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

We sell our products direct-to-consumers through our website. Our typical customers are health minded busy professionals and families, ages 25-65, with a higher household income, that crave great taste and a connection between their food and their wellbeing.

Supply Chain

We utilize transparent ingredient sourcing to create healthy takeout-style delivered meals ordered online in advance, made to order, and delivered fresh.

Intellectual Property

The Company holds no registered intellectual property rights, nor applications therefor, such as trademarks and patents, but it owns proprietary recipes for dishes and sauces used for its business.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and any other escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	7%	$1,750	7%	$19,250
Escrow Fees	2%	$500	2%	$5,550
Growth Sales and Marketing	16.47%	$4,117.50	16.47%	$45,292.50
Operations	24.75%	$6,187.50	24.75%	$68,062.50
Production (Kitchen)	22.11%	$5,527.50	22.11%	$60,802.50
Fulfillment (Delivery)	5.10%	$1,275	5.10%	$14,025
Equipment & Inventory (Ingredients)	22.57%	$5,642.5	22.57%	$62,067.50
Total	**100%**	**$25,000**	**100%**	**$275,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Growth Sales and Marketing:
● paid social media advertising
● PR and other press related pickup

Operations
● customized online ordering software to make the ordering process easier
● customer service support software and staff

Production (Kitchen)
● new kitchen space

Fulfillment (Delivery)
● dedicated delivery trucks and contractors to expand delivery radius

Equipment & Inventory (Ingredients)
● bulk purchasing of ingredients and other kitchen supplies to lower overall costs
● new equipment to facilitate larger order sizes

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Managing Members and Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Mengtang Sun	Co-Founder, Managing Member and Chief Executive Officer	Co-Founder of Happy Tummy Asia (2018 - 2021), providing general oversight services as the managing member of the Company and provide day-to-day management and executive services as the Company's Chief Executive Officer.	University of Dayton (BA - 2011 - *Electrical Engineering*, MA - 2014 - *School Counseling*)
Joshua Russo	Co-Founder, Member and Chief Operating Officer	Co-Founder of Happy Tummy Asia (2018 - 2021), providing general day-to-day operational services as the Company's Chief Operating Officer. Operations Consultant - Self-Employed (2019 - 2021)	Brown University, *Religious Studies* (BA 2006)

Biographical Information

Mengtang Sun has had years of experience cooking and opening products in new markets. Prior to founding Happy Tummy, Mengtang helped coordinate China country level sales for an international education organization (2015 - 2017).

Joshua Russo founded an international education company (2009 - 2017) and grew and led operations across multiple countries.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company is authorized to issue 100 units of membership interests (the "**Membership Interests**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 100 units of Membership Interests will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding membership interests consists of:

Type	Membership Interest
Amount Outstanding	100 Units
Par Value Per Share	N/A
Voting Rights	According to the Operating Agreement, all members are entitled to vote on any matter submitted to a vote of the Members.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The membership interests of the Company are junior in right to the Security and are unlikely to limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Debt

As of the date of this Form C, the Company has no debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Mengtang Sun	99 Units of Membership Interest	99%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Happy Tummy Asia LLC (the "**Company**") was formed on November 13, 2018 under the laws of the State of Delaware, and is headquartered in Wilmington, DE.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. As of October 31, 2021 the Company had an aggregate of $30,884.96 in cash and cash equivalents, leaving the Company with approximately 5 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company is planning to invest in kitchen equipment and necessary delivery equipment within the next 12 months approximately around $40,000.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	$0	100 units of Membership Interests	n/a	12/16/2018	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: no qualifying transactions have occurred during the relevant period.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $275,000 (the "**Maximum Offering Amount**") of Crowd Revenue Note (the "**Securities**") which will be issued pursuant to, and will be governed by, a note purchase agreement among the Company and the purchasers of the Securities (the "**NPA**"), on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 26, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $36,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd Revenue Note Purchase Agreement and the Note attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Revenue Sharing Percentage

5% of each month's Monthly Revenue, which means, with respect to each calendar month, the gross revenue of the Company calculated on a cash basis during such calendar month, excluding, for the avoidance of doubt, any taxes, tips (as applicable) or any revenue attributable to rebates, discounts or refunds received in cash by the Company with respect to any prior expenses incurred by the Company (the "**Monthly Revenue**").

Term

54 months; The term of the investments starts the month following the first full calendar month after final Closing.

Maturity Date

The Maturity Date of each Note means the close of the 54th month following the first full calendar month after final Closing. ("**Maturity**").

Investment Multiple

Investment Multiple means 1.5x. If the Issuer is prepaying the Total Payment on or before the twenty-four (24) month anniversary of the Closing Date, the Investment Multiple means 1.35x. If the Issuer is prepaying the Total Payment after the twenty-four (24) month anniversary of the Closing Date, but prior to the thirty-six (36) month anniversary of the Closing Date, the Investment Multiple means 1.40x. Under the Crowd Revenue Note Purchase Agreement and the Note, as a result of being paid their proportionate shares of the Company's gross revenue on a monthly basis, the Company expects to pay to Investors in the aggregate an amount equal to the Investment Multiple multiplied by their original investments.

Total Payment

The Company will make monthly payments based on the relevant revenue sharing percentage, until the Investors have been paid an amount equal to (a) the Offering Amount multiplied by (b) the relevant Investment Multiple ("***Total Payment***").

Early Payment Provision

If the Company is prepaying the Total Payment within 36 months prior to the Maturity Date, the Investment Multiple means 1.40x.

If the Company is prepaying the Total Payment within 24 months prior to the Maturity Date, the Investment Multiple means 1.35x.

Not Equity Interests

The Securities are not equity interests in the Company, nor are they convertible into equity interests in the Company, and merely provide a right to receive a repayment of principal and certain interest upon the occurrence of certain events. For the avoidance of any doubt, if the Company's Monthly Revenue for any month is equal to or less than zero, no Monthly Payment will be due to the Investors for such month, except as otherwise provided in the last sentence of Section 2(a) of the Crowd Revenue Note Purchase Agreement.

Event of Default

If there is an Event of Default (as defined below) and Republic Investment Services, an affiliate of OpenDeal Portal LLC provides written notice of acceleration of the Notes to the Company, the Company shall be provided thirty (30) days to cure such default (to the extent that such Event of Default is curable). If the default is not cured within such thirty (30)-day period (or is otherwise not curable), the unpaid balance of the Notes shall become immediately due and payable by the Company to the Investors, and OpenDeal Portal LLC or Republic Investment Services (as applicable) may pursue any other action or remedy permitted by law. Notwithstanding anything to the contrary herein, (a) if the Issuer is actively and in good faith seeking to cure such Event of Default but is unable to do so within such 30-day period, Republic Investment Services may extend such 30-day period by such number of additional days as Republic Investment Services determines reasonably necessary to allow the Company to cure such Event of Default, and (b) as set forth in the Republic Agreement, Republic Services has the exclusive authority to enforce ALL remedies of the Investors under this Agreement.

An **"Event of Default"** means (a) the Company's failure to pay when due (subject to any grace period permitted under this Agreement) any amount payable by it hereunder and such failure continues for ten (10) business days; (b) The Company's failure to comply with any of its reporting obligations owed to Republic and such failure continues for ten (10) business days; (c) the Company's breach of any other covenants made by it hereunder and such breach continues for ten (10) business days; (d) the voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt; (e) the entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry; (f) the entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within thirty (30) days after such entry; (g) the issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within thirty (30) days after such issuance, entry or receipt; (h) any representation or warranty made by the Company under the NPA shall prove to have been false or misleading in any material respect when made or deemed to have been made; *provided* that no Event of Default will occur if the underlying issue is capable of being remedied and is remedied within thirty (30) days of the earlier of the Company becoming aware of the issue and being given written notice of the issue by OpenDeal Portal LLC or its agents; and (i) the occurrence of a Trigger Event.

A "**Trigger Event**" means an event or series of events by which (a) the persons who hold the voting interests in the Issuer on the Closing Date cease to own and control at least 51% of the voting interests in the Issuer on a fully diluted basis, (b) the Issuer merges, consolidates or enters into any similar combination with any other entity (without the Issuer being the continuing or surviving entity), (c) the Issuer disposes all or substantially all of its assets to any other entity, (d) the Issuer ceases operations for more than thirty (30) days (or notifies Republic or Republic Investment Services of its intent to do so), or (e) the Issuer liquidates, winds up or dissolves itself (or suffers any liquidation, windup or dissolution). For the avoidance of doubt, "voting interests" exclude the Notes.

Voting and Control

The Securities have no voting rights.

The Company does not have any voting, member or equity holder agreements in place, except insofar as may be set forth in the Company's Operating Agreement dated December 16, 2018.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

Other Material Terms

● The Company does not have the right to repurchase the Securities.
● The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of seven percent (7%) of the amount raised in the Offering to the Intermediary.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES.

EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in a security issued by the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions or payments from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Mengtang Sun

(Signature)

Mengtang Sun

(Name)

Chief Executive Officer and Managing Member

(Title)

11 / 15 / 2021

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mengtang Sun

(Signature)

Mengtang Sun

(Name)

Chief Executive Officer and Managing Member

(Title)

11 / 15 / 2021

(Date)

/s/ Joshua Russo

_____
(Signature)

Joshua Russo

_____
(Name)

Chief Operations Officer

_____
(Title)

11 / 15 / 2021

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

HAPPY TUMMY ASIA LLC

(A Delaware Limited Liability Company) (A Development Stage Company)

FINANCIAL STATEMENTS

ACCOUNTANTS' REVIEW REPORT

DECEMBER 31, 2020 AND 2019

HAPPY TUMMY ASIA LLC

(A Delaware Limited Liability Company)

TABLE OF CONTENTS

December 31, 2020 and 2019

ALAN T. SCHIFFMAN, CPA, PC
Financial Strategists *Business Consultants*
1166 Dimock Lane Naples, FL 34110
Telephone 239-595-0314; Fax 239-594-7984
Email: *ats@naplescpa.net* *Website: alantschiffman.com*

To the Members
Happy Tummy Asia, LLC
New York, New York

Independent Accountant's Review Report

We have reviewed the accompanying financial statements of Happy Tummy Asia LLC, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the two years ended December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I (we) do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether I am (we are) aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I (We) believe that the results of my (our) procedures provide a reasonable basis for my (our) conclusion.

We are required to be independent of Happy Tummy Asia LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

CPA PC

Alan T. Schiffman, CPA
October 14, 2021

HAPPY TUMMY ASIA, LLC

(A Delaware Limited Liability Company)

Balance Sheets

December 31, 2020 and 2019

(See Accountant's Review Report)

		2020		2019
Assets				
Cash and cash equivalents		5,029	$	5,154
Accounts receivable				
Due from payment processor				
Inventory				
Prepaid expenses		8,984	$	4,104
Total current assets		14,013	$	9,258
Fixed Assets				
Property and equipment		436		
Accumulated depreciation		(121)		
Total fixed assets - net		315		
Total Assets	$	**14,328**	$	**9,258**
Liabilities and Stockholders' Equity				
Current Liabilities				
Accounts payable		11,940		
Accrued expenses		1,848	$	1,031
		13,788	$	1,031
Simple Agreement for Future Equity				
Total Liabilities		13,788		1,031
Members' Equity				
Members' capital	$	21,488	$	11,588
Retained Earnings (deficit)		(20,948)	$	(3,361)
		540	$	8,227
Total	**$**	**14,328**	**$**	**9,258**

See accompanying notes to financial statements

(1)

HAPPY TUMMY ASIA, LLC
(A Delaware Limited Liability Company)
Statements of Operations
For the Years Ended December 31, 2020 and 2019
(See Accountant's Review Report)

	2020		2019	
Revenues				
Dinner Sales	$	36,989	$	14,787
Returns & Allowances	$	(2,911)	$	(625)
Other Income				
	$	34,078	$	14,162
Cost of Goods Sold		15,927		7,366
Gross profit	$	18,151	$	6,796
Operating Expenses				
Advertising and marketing expenses	$	5,583		
General and Administrative expenses				
Automobile	$	375		
Bank Fees	$	254	$	177
Computer expense	$	1,858		
Dues and Subscriptions	$	806		
Facilities Expenses				
Insurance Expense	$	5,747	$	1,629
Interest Expense	$	78	$	47
Legal and Professional Fees	$	1,361	$	2,163
Licenses & Fees				
Meals & Entertainment	$	419		
Merchant Fees	$	867	$	358
Miscellaneous			$	957
Office Expenses	$	434	$	3,474
Parking	$	952		
Recruiting				
Rent	$	6,104	$	1,075
Repairs and maintenance			$	277
Shipping and postage	$	49		
Small Tools	$	1,819		
Supplies	$	707		
Telephone				
Travel		804		
Utilities	$	10		
Total Operating Expenses	$	28,227	$	10,157
Other Income and Expenses				
Interest Income				
Depreciation	$	(121)		
Taxes and penalties	$	(7,390)		
Total Other Income and Expense	$	(7,511)		
Net income (loss) before taxes	$	(17,587)	$	(3,361)
Income tax				
Net income (loss)	$	(17,587)	$	(3,361)

See accompanying notes to financial statements

(2)

HAPPY TUMMY ASIA, LLC
(A Delaware Limited Liability Company)
Statement of Members' Equity
For the two years ended December 31, 2020 and 2019
(See Accountant's Review Report)

Members' Equity	Members' capital	Accumulated earnings (Deficit)	Total
Balance January 1, 2019	0		0
Capital contribution	11,588		11,588
Net Income (Loss)		(3,361)	(3,361)
Balance, December 31, 2019	**11,588**	**(3,361)**	**8,227**
Capital contribution	9,900		9,900
Net Income (Loss)		(17,587)	(17,587)
Balance, December 31, 2020	**21,488**	**(20,948)**	**540**

(3)

Statement of Cash Flows
For the Years ended December 31, 2020 and 2019
(See Accountant's Review Report)

	2020	2019
Cash Flow From Operating Activities		
Net income (loss)	$ (17,587)	$ (3,361)
Depreciation & Amortization	$ 121	
Adjustments to reconcile net income to cash provided operating activities:		
Changes in operating assets and liabilities		
(Increase)Decrease in other assets	$ (4,880)	$ (4,104)
Increase (Decrease) in accounts payable	$ 11,940	
Increase (Decrease) in other liabilities	$ 817	$ 1,031
Net cash provided by (utilized in) operating activities	(9,589)	(6,434)
Cash flow (absorbed in) from Investing activities		
Invetment in property and equipment	(436)	
Organization costs		
	$ (436)	$ -
Financing Activities		
Capital contribution	9,900	11,588
Founder parthenship activity		
Net cash used in financing activities	9,900	11,588
Net (decrease)/increase in cash and cash equivalents	(125)	5,154
Cash and cash equivalents, beginning of year	5,154	0
Cash and cash equivalents, end of period	$ 5,029	$ 5,154

HAPPY TUMMY ASIA, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Happy Tummy Asia, LLC (which may be referred to as the "Company", "we," "us," or "our"), is a Delaware Limited Liability Company which was organized November 13, 2018. Happy Tummy Asia is an Asian take-out style meal delivery service that makes Asian dishes free from gluten, peanuts, nuts, diary and shellfish, delivered to the consumer ready to heat. The founder and managing member is a Culture & Food Innovator, experienced in the development of new products and new markets. Products provide a healthy take-out style dining experience.

Since November 13, 2018 (inception), the Company has relied upon members' equity investments and earnings and profits to fund cash flow to pay for professional analysis, marketing and other operating expenses. (See discussions below). For the period from inception to December 31, 2020, the Company has generated losses aggregating $20,948. During the next twelve-month period, the Company will raise additional capital from the sale of non-convertible debt obligations to fund operations. See discussion below.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

Through the Offering Circular included herein, the Company is offering debt obligations from a minimum of $25,000 to $275,000 units. The Company will pledge all of its assets and property as collateral for the debt obligations. Funds will be made immediately available to the Company once the Company raises a minimum of $25,000 ("Minimum Offering"). Funds will be used for developing the product and for marketing the platform throughout the United States as well as for working capital.

See Offering Circular attached for a more comprehensive discussion of management, risk factors, commissions paid for the sale of debt obligations and other relevant data.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements include information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions about current, and for some estimates, future, economic, and market conditions which affect reported amounts and related footnote disclosures in the financial statements. Although current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from the expectations which could materially affect the results of operations and financial position of the Company. It is reasonably possible that changes in estimates will occur in the near term.

Specifically, a number of estimates that have been and will continue to be affected by the consequences of the COVID-19, pandemic, are uncertain, rapidly changing and difficult to predict. As a result, the accounting estimates and assumptions may change over time in response to COVID-19. Such changes could result in future impairments of certain assets.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provisions for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $5,029 of cash on hand.

Receivables and Credit Policy

Trade accounts receivables will be recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest. Under normal customer trade terms, pre-payment is required before sales and services are rendered.

Management routinely assesses the financial strength of its customer and determines balances that are uncollectible and included in the allowance for doubtful accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.

Inventory

Inventory will be recorded at cost utilizing the first in first out accounting method.

Property, Equipment and Depreciation

Property and equipment is recorded at cost. Depreciation of property and equipment is charged to income using the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years. The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances have development that warrant revision of the estimated benefit period. Upon the sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any related gain or loss is included in current operations. At December 31, 2020, management believes that no impairment of the property and equipment exists.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
● Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
● Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
● Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is taxed as a partnership for federal and state income tax purposes. Since inception, the Company has sustained losses and accordingly, the financial statements reflect no provision for federal and state income taxes for the years ended December 31, 2020 and 2019.

Accounting principles generally accepted in the United States of America require evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements of the Company.

The Company's federal and state income tax returns for the years subsequent to 2018 remain subject to examination by the relevant taxing authorities.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* (Topic 606). The ASU and all subsequently issued clarifying ASU's replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contract with customers. The Company adopted the new standard effective January 1, 2019. The adoption of the accounting method for contracts resulted in no change to beginning retained earnings as of December 31, 2018.

The Company recognizes revenue from product sales when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured: any losses on contracts are recognized immediately. The Company generates revenues primarily from product sales and service and maintenance contracts. Title and risk of loss is transferred at shipping point. The Company insures all shipments.

For years ending December 31, 2020, and 2019, the Company recognized $36,989 and $14,787 in revenue respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are to be expensed as incurred.

Advertising and marketing expenses

The Company expenses advertising, marketing and printing costs as they are incurred. During the two years ended December 31, 2020, and 2019, the Company incurred $5,583 and $0 respectively.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help. investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

The Company records property and equipment at cost. As of December 31, 2020 and 2019 the Company has $436 in equipment. The equipment is depreciated over the economic useful life of the asset.

NOTE 4 - INCOME TAXES

The Company has filed its income tax returns for the three years ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a standard.

The Company will continue to expense as incurred, certain development costs, capitalized in the financial statements. Deferred income taxes will arise as a result of the timing differences will arise as a result of such timing differences for the accounting method applied patents, prototype equipment parts, and the development of software applications.

NOTE 5 – LEASE CONTRACT ARRANGEMENTS

The Company does not have a current lease for a kitchen or for office space. In the future when the Company signs a long-term lease, the Company will adopt ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases and makes certain changes to the accounting for lease expenses. The Company anticipates that the adoption of ASU 2016-02 for its leasing arrangements will likely (i) increase the Company's recorded assets and liabilities, (ii) increase depreciation, depletion and amortization expense, (iii) increase interest expense and (iv) decrease lease/rental expense. In January 2018, the FASB issued ASU 2018-01, which permits an entity to elect an optional transition practical expedient to not evaluate land easements that exist or expire before the Company's adoption of Topic 842 and that were not previously accounted for as leases under Topic 840. The Company adopted the standard as of February 2018.

Upon the execution of a longer-term lease, management will elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows the Company to carry forward   the historical lease classification. The Company also elects the practical expedient related to land easements, allowing the Company to carry forward our current accounting treatment for land easements on existing agreements. In addition, we are electing the hindsight practical expedient to determine the reasonably certain lease term for existing leases. The Company's election of the hindsight practical expedient will result in the shortening of lease terms for certain existing leases and the useful lives of corresponding leasehold improvements. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off of the balance sheet. The Company recognizes those lease payments in the Statements of Operations on a straight-line basis over the lease term. The Company believes that the adoption of the standard will materially affect the net earnings. The new lease standard may have an   impact on The Company's liquidity. The standard should not have any impact on the Company's debt-covenant compliance under our current agreements.

NOTE 6 – Members' Equity

Pursuant to the Operating Agreement for Happy Tummy Asia, a limited liability company dated December 16, 2018 (Agreement) the Company was organized with two Members. As of December 31, 2019, the Members invested $11,588 and during 2020 an additional $9,900 .

The Agreement addresses capital accounts, distributions, the assignment of interests to others, management, voting, dissolution and other provisions. The Agreement does not provide for guaranteed payments to the Members.

NOTE 7– RISKS AND UNCERTAINTIES

In January 2020, the World Health Organization declared   the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 8– COMMITMENTS AND CONTINGENCIES

Pending litigation:

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020.

NOTE 9– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018. For the period from inception through December 31, 2020, the Company has incurred losses aggregating $20,948. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2021 through September 30, 2021, the date that the financial statements were available to be issued. See discussions below.

Crowdfunded Offering

As of August 26, 2021, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic ,and is offering the Company's debt obligations under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $275,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. See Form C elsewhere herein.

Issuance of debt obligations

In this Offering, the Company will be issuing non-convertible, debt obligations in the minimum amount of from $25,000 to $275,000. The Company will pledge all of its assets and property as collateral for the debt obligations. The Company will either issue term loans or revenue sharing loans. The term loans require monthly amortization over 54 months and bear interest at the rate of 16% per annum. The revenue sharing loans mature in 54 months and does not bear any interest. The investor in the revenue sharing loan is entitled to 5.00% of the monthly revenue of the Company and a principle payment of 1.5 times the principle. If the revenue sharing loan is paid within 36 months then the principle multiple is 1.4 times the principle and if paid within 24 months, the multiple of the principle is 1.35 times principle. For more detailed rights and obligations of the debt, see Form C.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). In addition to a contingent surcharge based upon the need to make certain material changes to the Offering, the Intermediary will be entitled to receive the following fees and commissions:

Offering Fees means (I) all fees incurred by Republic on behalf of the Company, with the Company's prior approval and (II) all Surcharges (as defined) incurred by the Company, for the avoidance of doubt, all fees associated with the use of the Escrow Agent and any credit card processors

Republic Commissions means (I) cash Proceeds equal to 7.00% of the amount raised by the Company from the successful offering.

Surcharges means the following fees as incurred by Republic:
   i)   If the Company experiences a Material change to the Offering which requires the reconfirmation of investment commitments pursuant to Reg. CF Rule 304, the Company will pay an additional one thousand dollar ($1,000) fee to Republic for the additional work associated with effecting each such Material change to the Offering.
   ii)   Any edits to the Offering page after the filing of the Form C which are substantial (as determined by Republic's reasonable discretion) will incur a charge of five hundred dollars ($500) per change request, provided that no Surcharges will be incurred for the correction of typos made by the Company or errors made by Republic.

COVID-19

In January 2020, the World Health Organization declared   the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through March 5, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.

 **Republic**

Company Name	Happy Tummy Asia
Logo	
Headline	Asian takeout-style meal delivery that makes your tummy happy
Hero Image	
Tags	Minority Founders, Eco, Female Founders, B2C, Food & beverage, Food delivery, Local

Pitch text

Summary

- Asian takeout-style meal delivery with no gluten, dairy, nuts or peanuts
- Ready to heat—made to order in local ghost kitchens for next-day delivery
- Over 2500 dishes delivered and $40K revenue since Dec 2020 soft launch
- 61% rebuy rate and a loyal customer following
- $62 average order, $26 CAC, $5,270 projected LTV
- Advisory team made up of experts and industry insiders

Why We Started

Allergies shouldn't prevent families from eating together

When Josh had a sudden allergic reaction to one of his favorite dishes and Monita's dad was diagnosed with diabetes, they needed to drastically change their diets. We saw them lose the ability to enjoy our favorite Asian cultural connections around the family table.

So Monita set out to test hundreds of recipes that she could serve to the family on the same table without compromising taste.

As we tested out recipes, we saw that Monita's dad and Josh weren't alone — so many people faced the same situation.

That's why we founded Happy Tummy.

Solution

Asian takeout-style meal delivery that makes your tummy happy



Same great taste.

The amazing, un-compromised tastes of your favorite Asian dishes.

Made with only high quality ingredients.

We source organic ingredients where possible with all ingredients non-GMO. We work hard to make sure there are no additives in any ingredients. And we transparently source our ingredients by working with suppliers to verify there are no allergens (gluten, nuts, peanuts, and shellfish) at any point in the production process.

Tummy friendly recipes.

All of our recipes are 100% free from gluten, dairy, nuts, peanuts and shellfish. And we have lots of options that are paleo, vegan, no added sugar, and low sodium friendly.

HAPPY TUMMY IS 100%

    

gluten free   peanut free   shellfish free   dairy free   nut free

WITH DISH OPTIONS THAT ARE

    

paleo   vegan   soy free   sugar free   sesame free

Product

Convenient ordering & delivery

#1 Order online from our everyday favorites and rotating specials.

#2 We'll make the dish to order and flash chill it.

#3 Then we deliver it to you ready to heat in a reusable bag (just leave it out for pickup with your next order).

   

ORDER ONLINE   **FRESHLY MADE & FLASH CHILLED**   **DELIVERED TO YOU**   **READY TO HEAT**

Good for you and the planet



We've planned and built to minimize our environmental impact. All our meals are made to order to cut down on food waste. We deliver each order in a reusable bag with reusable/recyclable ice packs. And all of our dishes are packed in 100% compostable containers (including the lids!) — so ideally there is nothing for the trash bag.

Traction

Over 2500 dishes delivered and $40k in revenue since Dec 2020 soft launch

The response to our soft launch has been overwhelmingly positive. At peak production capacity of 2 delivery days per week and a limited delivery radius, we were able to grow customer demand month on month. **Our average customer retention through 2020 is 61%, signifying strong product market fit and customer loyalty. And we have hundreds of people on our waiting list for future deliveries.**



Primary customer acquisition channels have been word of mouth, organic social media, & paid social media advertising. **We used paid social advertising early on to benchmark customer acquisition costs and prove future growth potential.**



We've maintained these even at lower production levels during the transition to a new kitchen.

Customers

61% Rebuy Rate

We've developed an incredibly supportive and loyal community of followers that truly believe in our mission, and their buying habits show this with a 61% average rebuy rate.

These customers are typically health minded busy professionals and families, ages 25-65, with a higher household income, that crave great taste and a connection between their food and their wellbeing.



★★★★★

I ordered from Happy Tummy Asia and I am so impressed! I used to love Pad See Ew, but have not been able to eat it since 2015 when first diagnosed. I will be ordering again!

Maureen (Google Review)

★★★★★

The food is great. This has all of the flavor and hits the notes without being oily. This is now my go to place for takeaway - it is trustworthy and reliable (not something I have always found with gluten free takeaway).

Wendy (Find Me Gluten Free)

❤ **928 likes**   💬 **197 comments**

Loved this General Tso's Chicken from @happytummyasia! It is crisp to perfection. It wasn't greasy at all, perfectly moist, and loved the sauce. Will definitely be ordering again!

@girlwithnogluten

Business Model

Tummy Friendly Asian Dishes Delivered Ready to Heat

Through our one facility, we can currently deliver to Manhattan, Brooklyn, and Queens. And we're working to expand to the surrounding areas once we open our new larger kitchen space.



With our hub and spoke model, we can reach new markets quickly by producing quality base ingredients in our central facility, and shipping these to each new kitchen location. Centralized sourcing, ordering, marketing and customer service will allow each location to focus on production for daily orders. This allows each kitchen to serve more meals with a smaller footprint and cost.

Market

$70B Market & 53 Million Potential Customers

We sit at the nexus of two key market segments: prepared meal delivery which is slated to grow to $51 billion by 2025 and the $19 billion allergen-free food market. As we expand into 10 new markets over the next 3 years, we will reach 40 million gluten-free consumers and 13 million allergen-free consumers.



These markets are largely untapped when it comes to Asian cuisine, and present a unique opportunity for expansion.

Competition

Same great taste, safe for people with allergies and diet restrictions


SAME GREAT TASTE
Traditional Takeout
HAPPY TUMMY
CookUnity
TERRITORY
SUN BASKET
PURPLE CARROT
Hello FRESH
DAILY HARVEST
SAKARA
HAPPIER TUMMY

Consumers are tired of hoping that restaurants get their orders right or sacrificing that same great taste for something that makes the tummy happy.

By crafting dishes with the same great taste people know and love while prioritizing transparent and high quality ingredients, recipes that are tummy friendly, and a solid understanding of health concerns, we have crafted a unique value proposition. Customers are overwhelmingly relieved when they find us. This has helped us to build a solid, loyal community.

Vision

We are here for our tummies, our taste buds, and our planet

Tummies

Freshly made dishes with high quality transparently sourced ingredients that are free from gluten, nuts, peanuts, and other allergens and additives

Taste buds

Crafting that same great taste that everyone has come to love

Planet

No waste with prepared to order meals and environmentally friendly, reusable/recyclable packaging

Where we go from here

We believe in fresh food that's local. We see a demand that will allow us to scale to 15,000 annual direct to consumer orders per location.

BY 2022


NEW YORK
CONNECTICUT
NEW JERSEY

We aim to open 8-10 locations within 3 years, while increasing menu options to also include sauces and other frozen products. And we'll work to establish partnerships with grocery stores to offer options for grab and go.

Investors

You can help us reach more people in need

We're now raising up to $275,000 to fund expansion. We've maxed out our current kitchen capacity at ~$6K monthly revenue across two weekly delivery days. **Our new facility will increase production capacity to 6 days a week with a potential monthly revenue of $120K, while expanding our delivery radius.** We have personally invested $50,000 to date.


Open 1st Location
Production & Delivery Logistics
KPIs for Growth
2022 Expand Capacity $517K
2023 2nd-3rd Locations $2.7M
2024 4th-6th Locations $9.3M
2025 7th-11th Locations $14M
WHAT WE'VE DONE
WHERE WE'RE GOING

Your investment will go directly to:

- New kitchen space and equipment
- Dedicated delivery trucks to increase delivery radius

- Customized order platform for easier ordering
- Expanded marketing to scale growth faster


HAPPY
TUMMY
TASTY ASIAN FAVORITES
No Gluten, Dairy, Nuts, or Peanuts
FRESHLY MADE
& FLASH CHILLED
Delivered Ready to Heat
TRY IT TODAY!

Once we've expanded to other communities, we expect to be acquired by a larger food organization to bring healthy Asian options nationwide.

Founders

We've lived this, we need this, & that's why we're doing this

Monita has years of experience bringing new products to market, and testing and building out new recipes. Josh has years of startup experience with a successful exit. Together, we bring the passion and know-how to make this solution a reality.















Team


Monita Sun   Co-Founder & CEO


Joshua Russo   Co-Founder & COO


Pedro Sostre   Marketing and Business Growth Advisor   Test bio


Junnie Lai   Food Production Advisor

Perks

$150	10% off your next order Recognition as an early supporter on our website (with your consent)
$250	20% off your next order Recognition as an early supporter on our website (with your consent)
$500	30% off your next order Recognition as an early supporter on our website (with your consent)
$1,000	$100 gift card Invite to Happy Tummy Tastemakers — an exclusive group that samples upcoming dishes to offer feedback and influence before they are on the menu (plus occasional surprises!) Recognition as an early supporter on our website (with your consent)
$2,500	$250 gift card Invite to Happy Tummy Tastemakers — an exclusive group that samples upcoming dishes to offer feedback and influence before they are on the menu (plus occasional surprises!) Recognition as an early supporter on our website (with your consent)
$5,000	All of the above Private Dinner for 4 in the Happy Tummy kitchen
$10,000	All of the above Additional $250 gift card Quarterly Investor Updates

FAQ

Do you have plans to convert to a C Corporation?   Yes. We are in discussions with counsel to plan a conversion to a C Corp.

Do you offer an vegan or vegetarian options?	Yes. Many of our dishes are vegan friendly or can be made vegan.
Are you really safe for people with allergens?	Yes, we are! All the ingredients are gluten-free, tree-nut-free (except coconut), peanut-free, shellfish-free, and dairy-free. Many of our dishes are also soy-free. And even our containers are gluten-free. We work closely with all our suppliers to verify there are no allergens in our ingredients.
Do you plan to introduce a subscription model?	Yes. We are working to introduce a subscription option for customers in addition to non-subscription based ordering.
How do you ensure food stays fresh during delivery and after it's dropped off?	We use reusable insulated packaging and ice packs to ensure food stays cold. We also use a refrigerated truck up until the last mile delivery point.
What is a Crowd Revenue Note?	A Crowd Revenue Note provides payment flexibility to a business based on its performance, payments made to investors will also vary. If the business performs better than expected, the investors will be paid in a shorter period of time. If the business performs worse than expected, the investors will be paid over a longer period of time. In each case, the cumulative payment amount is fixed, however, the rate of return on investment can fluctuate. As a result, a revenue-sharing note could potentially provide a rate of return similar to an equity investment. The tradeoff is that a revenue-sharing note investor forgoes the predictability of fixed payments that are available in a term note investment.
Will I receive any equity interests or any voting or management rights with a Crowd Term Note or Crowd Revenue Note?	Please always refer to the terms and conditions of each offering. Typically you will not receive any equity, voting or management rights in a business from a Crowd Term Note or Crowd Revenue Note on Republic.

When do payments start for Crowd Term Notes or Crowd Revenue Notes?	Please refer to the investment terms and conditions. Many Republic Local investments will have a deferral plan and payments will begin one year after the investment is finalized. Once payments begin for term notes, they are typically expected to be paid monthly or quarterly. For revenue sharing notes, once the payment period has commenced, payments will start when the business begins generating revenue. This typically occurs after a business has opened to the public. If a business does not have any revenue, then no payments will be made. Note that debt securities offered on Republic are not guaranteed or insured and investors may lose some or all of the principal invested subject to an issuer's ability to fully service the debt and not default.
What are the tax implications of investing in a debt offering on Republic?	Each investor agrees to treat the investment agreements that it invests in on Republic as "debt instruments" (as defined in U.S. Treasury regulations) for U.S. federal income tax purposes. Returns from your debt investments are reported as interest income for the applicable year. Revenue sharing loans are classified as contingent payment debt instruments, and the calculation is done at the end of the year when all payments for that year have been made. Please consult your tax advisor if you have additional questions regarding taxes. Republic does not provide tax, financial or legal advice and this information is not intended to be tax, financial or legal advice. Investors should consult their own financial or tax advisors to determine the tax implications of any potential investment on Republic.

EXHIBIT C

Form of Security

Happy Tummy Asia LLC

CROWD REVENUE NOTE PURCHASE AGREEMENT
SERIES 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd Revenue Note holders, "**Investors**") of $[_____] (the "**Principal**") on or about [Date of Agreement], Happy Tummy Asia LLC, a Delaware limited liability company (the "**Company**"), hereby issues to the Investor certain Notes (as defined below), subject to the terms set forth below. This Crowd Revenue Note Purchase Agreement (the "**Agreement**") and the Notes issued by the Issuer hereunder are being offered by the Issuer to prospective investors pursuant to the terms of that certain public offering (the "***Offering***") effected through OpenDeal Portal LLC, a Delaware limited liability company, and a registered funding portal and member of FINRA/SIPC ("***Republic***"), available at https://republic.co and each subdomain thereof (the "***Portal***"), in which the Issuer proposes to raise a minimum aggregate amount of a minimum aggregate amount of $25,000 (the "**Minimum Offering Amount**") but not more than a maximum aggregate amount of $275,000 (the "**Maximum Offering Amount**").

Certain Defined Terms

"**Investment Multiple**" means 1.5X%. If the Issuer is prepaying the Total Payment on or before the twenty-four (24) month anniversary of the Closing Date, the Investment Multiple means 1.35X. If the Issuer is prepaying the Total Payment after the twenty-four (24) month anniversary of the Closing Date, but prior to the thirty-six (36) month anniversary of the Closing Date, the Investment Multiple means 1.4X.

"**Maturity Date**" means the fifty-four (54) month anniversary following the close of the first full calendar month after the Closing Date.

"**Revenue Sharing Percentage**" means 5% of each month's Monthly Revenue.

In consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

1. **Purchase and Sale and Issuance of the Note**
   a. Subject to the terms and conditions of this Agreement, the Issuer agrees to issue, sell and deliver to each Investor and each Investor agrees to purchase from the Issuer a note in the amount of the applicable Principal on the Closing Date and in the form attached hereto as Exhibit A (each, a "**Note**" and collectively, the "**Notes**").

   b. The Notes may be repaid or prepaid in accordance with the provisions of Section 2, but once repaid or prepaid may not be reborrowed.

2. **Note Repayment**
    a. In consideration for the proceeds of the Notes and subject to the terms and conditions of this Agreement, the Issuer agrees to commence the payment of Monthly Payments to the Paying Agent (for the benefit of the Investors) in arrears by the 5th business day after the close of each month, commencing with first full month ending after the 12 month anniversary of the Closing Date in which the Issuer is open for business for the entirety of the month until the Issuer has paid 100% of the Total Payment to the Paying Agent (for the benefit of the Investors). Notwithstanding the foregoing, in the event that the Issuer is not open for business within 6 months following the Expected Opening Date, the Issuer agrees to commence the monthly prepayment of 1% of the Offering Amount, in arrears by the 5th business day after the close of each month, starting with the 6th month following the Expected Opening Date, until the Issuer is open for business and commences to make Monthly Payments. In the event the Issuer's board of directors or equivalent believes there is no commercially reasonable method to process the first Monthly Payment due, Monthly Payments may be delayed up to ninety (90) days without interest or penalty, provided the Issuer undertakes a good faith effort to secure assistance with facilitating the payments from qualified third parties.
    b. If the amount of a scheduled Monthly Payment exceeds the unpaid balance of the Total Payment, the Issuer shall pay to the Paying Agent (for the benefit of the Investors) an amount equal to the unpaid balance of the Total Payment only. The Issuer shall not be obligated to pay any amount to the Investors in excess of the Total Payment other than in connection with Section 22.h.
    c. If the Monthly Revenue for any month is equal to or less than zero, no Monthly Payment will be due to the Investors for such month, except as otherwise provided in the last sentence of Section 2(a).
    d. The Issuer may, without penalty, prepay the Notes in whole or in part by making a prepayment to the Paying Agent (for the benefit of the Investors) in an amount of at least $5,000 without the prior consent of Republic Investment Services. Each Investor is entitled to receive its proportionate share of each such prepayment at the time of the next monthly payment (or the Maturity Date, if no payment is scheduled before the Maturity Date).
    e. For each tax year of the Issuer, in the event Republic Investment Services determines that the aggregate payments made by the Issuer under this Agreement during such year is less than the amount that should have been paid based on the Issuer's revenues reported in its federal tax return for such year, the Issuer will pay a true-up amount as necessary to the Paying Agent (for the benefit of the Investors), and each Investor will receive its proportionate share of such payment.
    f. The Issuer and each Investor hereby authorize Republic Investment Services to maintain records in which it may record, among other things, the Closing Date, the date and amount of any Monthly Payments or other payments made to the Investors, and the unpaid balance of the Notes, if any, on the Maturity Date. Absent manifest error, such records shall be conclusive evidence of amounts paid and payable under this Agreement and be binding upon the Issuer and the Investors.
    g. If, on the Maturity Date, the Investors have not received an aggregate amount of Monthly Payments and prepayments under this Agreement equal to the Total Payment, the Issuer shall, within 10 business days after the Maturity Date, pay to the Paying Agent (for the benefit of the Investors) an amount equal to the unpaid balance of the Total Payment.
    h. If the Issuer's payment of any payment due hereunder is more than 10 business days late, the Issuer shall pay a late fee in an amount equal to 5.0% of such outstanding payment, to the extent permitted by applicable law. Each such fee shall be due and payable at the time of the next monthly payment (or the Maturity Date if no payment is scheduled before the Maturity Date).
    i. Any payment received after 7:00 P.M. (U.S. Eastern Time) on a banking day by the Paying Agent is deemed received on the next banking day.
    j. All payments under this Agreement or with respect to the Notes shall be applied first, toward payment of fees, expenses and other amounts due hereunder (excluding Monthly Payments), and second, toward the Total Payment; *provided* that after an Event of Default, payments will be applied to the Issuer's obligations as Republic Investment Services determines in its sole discretion.
    k. Each Investor acknowledges and agrees that the Paying Agent is authorized to distribute to each Investor such Investor's proportionate share (in accordance with such Investor's Investor Proportion) of all payments made by the Issuer to the Paying Agent (for the benefit of the Investors).

l. The Issuer may elect to prepay the Total Payment at any time without penalty; provided, however, that such prepayment may result in an adjustment to the Investment Multiple and a corresponding adjustment to the amount of the Total Payment.

3. **Defined Terms**
   a. "**Closing Confirmation Notice**" means the notice to be provided to the Investors on or reasonably promptly after the Closing Date confirming that the proceeds of the Notes have been released from escrow to the Issuer.
   b. "**Closing Date**" means the date on which Republic or Republic Investment Services instructs the Escrow Agent to release the Offering Amount from escrow to the Issuer, as specified in the Closing Confirmation Notice.
   c. "**Escrow Agent**" means Prime Trust, LLC, a Nevada limited liability company with trust powers.
   d. "**Event of Default**" has the meaning set forth in <u>Section 1</u>.
   e. "**Expected Opening Date**" shall have the meaning set forth on the Issuer's subdomain on the Portal, as may be updated from time to time up to 5 business days prior to the Offering Deadline.
   f. "**Investment Multiple**" is defined in the preamble.
   g. "**Investor Proportion**" means, for each Investor, a fraction, the numerator of which is such Investor's Principal, and the denominator of which is the Offering Amount.
   h. "**Majority Consent**" means the affirmative vote of Investors holding, in the aggregate, in excess of 50% of the Offering Amount represented by voting Investors. Any Investor that does not respond within 15 days of receipt of a written request for an Investor vote shall be deemed to have forfeited such Investor's right to vote on such action and the Offering Amount held by such Investor shall be ignored for purposes of determining the existence of a Majority Consent.
   i. "**Maturity Date**" is defined in the preamble.
   j. "**Monthly Payment**" means, for each applicable month, the payment by the Issuer to the Paying Agent (for the benefit of the Investors) in an amount equal to the Monthly Revenue for such month multiplied by the Revenue Sharing Percentage. Each Investor is entitled to a monthly payment in an amount equal to such Monthly Payment multiplied by the Investor Proportion.
   k. "**Monthly Revenue**" means, with respect to each calendar month, the gross revenue of the Issuer calculated on a cash basis during such calendar month, excluding, for the avoidance of doubt, any taxes, tips (as applicable) or any revenue attributable to rebates, discounts or refunds received in cash by the Issuer with respect to any prior expenses incurred by the Issuer.
   l. "**Note**" has the meaning set forth in <u>Section 1</u>.
   m. "**Notice of Acceptance**" means a written confirmation from the Issuer instructing Republic to close the Offering in an amount equal to the Offering Amount.
   n. "**Offering Amount**" means the sum of the Principals of all Investors including any securities commission paid to Republic, which shall be specified in the Notice of Acceptance, which shall not be less than the Minimum Offering Amount or exceed the Maximum Offering Amount.
   o. "**Offering Deadline**" means 11:59 P.M. (U.S. Pacific Time) on April 26, 2022 or as updated pursuant to <u>Section 5</u>.
   p. "**Offering Materials**" means, collectively, all information and materials made available to the Investors on the Portal, with respect to this Offering.
   q. "**Paying Agent**" means the party identified by Republic Services LLC.
   r. "**Principal**" means, for each Investor, the amount set forth in the Note.
   s. "**Revenue Share Percentage**" is defined in the preamble.
   t. "**Republic Agreement**" means, for each Investor, the terms found at the page associated with the Company and its Offering Materials found at https://republic.co entered into on or prior to the date hereof between Republic and such Investor governing such Investor's use of Republic's services available at the Portal and appointing Republic and Republic Investment Services (as applicable) as such Investor's authorized agent for the purposes of this Agreement, as may be amended or supplemented.
   u. "**Republic Investment Services**" means Republic Investment Services LLC, a Delaware limited liability company.
   v. "**SEC**" means the Securities and Exchange Commission.
   w. "**Securities Act**" means the Securities Act of 1933, including all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such statute.

x. "**Security Agreement**" means the Security Agreement entered into between Republic Investment Services, on behalf of any and all Investors, and the Issuer.

y. "**Service Fee**" has the meaning set forth in Section 2.

z. "**Successful Offering**" means Republic's receipt of counterpart signature pages to this Agreement executed and delivered by the Investors providing for the purchase of Notes in an aggregate amount equal to at least the Minimum Offering Amount.

aa. "**Total Payment**" means (a) the Offering Amount multiplied by (b) the Investment Multiple.

bb. "**Trigger Event**" means an event or series of events by which (a) the persons who hold the voting interests in the Issuer on the Closing Date cease to own and control at least 51% of the voting interests in the Issuer on a fully diluted basis, (b) the Issuer merges, consolidates or enters into any similar combination with any other entity (without the Issuer being the continuing or surviving entity), (c) the Issuer disposes all or substantially all of its assets to any other entity, (d) the Issuer ceases operations for more than thirty (30) days (or notifies Republic or Republic Investment Services of its intent to do so), or (e) the Issuer liquidates, winds up or dissolves itself (or suffers any liquidation, windup or dissolution). For the avoidance of doubt, "voting interests" exclude the Notes.

4. Conditions Precedent to Purchase of the Notes.

a. The obligation of each Investor to purchase its Note on the Closing Date is subject to satisfaction of the following conditions:

b. A Successful Offering has occurred prior to the Offering Deadline;

c. The applicable Principal shall have actually been received by the Escrow Agent from each Investor;

d. The Offering Amount shall have actually been received by the Escrow Agent from the Investors;

e. Republic shall have received this Agreement, duly executed and delivered by the Issuer (or its agent or designee, on its behalf);

f. Republic shall have received such other agreements, instruments, documents and evidence that Republic deems necessary in its sole discretion in connection with this Offering; and

g. The representations and warranties of the Issuer contained in this Agreement shall be true and correct in all material respects as of the Closing Date.

5. Certain Acknowledgements

Each of the Issuer and the Investors hereby acknowledges and agrees that:

a. Prior to delivering the Notice of Acceptance, the Issuer has no obligation to enter into this Agreement.

b. Upon the execution and delivery hereof by each Investor and the Issuer's release of its signature following the Acceptance Event, this Agreement shall become binding. For the avoidance of doubt, the Issuer shall have no obligations hereunder if the Closing Date does not occur.

c. If the Successful Offering has not occurred prior to the Offering Deadline, the Issuer may extend the Offering Deadline with the consent of Republic by providing Investors 5 business days to reconfirm their Offer to Purchase in a manner prescribed by Republic. If the Issuer declines to extend the Offering Deadline, or if the Successful Offering has not occurred prior to the extended Offering Deadline, the applicable Principal shall be returned to each Investor and all obligations of the parties under this Agreement shall terminate.

d. If a Successful Offering has occurred prior to the Offering Deadline, the Issuer may deliver the Notice of Acceptance at any time on or after (but not prior to) the date of such Successful Offering and accelerate the Offering Deadline to an earlier date with the consent of Republic by providing the Investors at least 5 business days' notice in a manner prescribed by Republic; provided that the Offering Deadline is at least 21 days after the first day that the Offering is made available on the Portal.

6. Representations, Warranties, Acknowledgements and Covenants of the Issuer.

As of the Closing Date, the Issuer hereby represents and warrants to and, until the Issuer's obligations under this Agreement have been paid and satisfied in full, covenants with the Investors as follows:

a. The Issuer is duly organized, validly existing, and in good standing under the laws of the of its formation or incorporation with full power to enter into this Agreement and execute all documents required hereunder.

b. The information provided by the Issuer on the Portal, including the Offering Materials, is accurate in every material respect. Between the last date covered by any such information and the Closing Date, there has been no material adverse change in the financial condition or business of the Issuer. All information that has been and will be made available to Republic Investment Services or the Investors by the Issuer or any of its affiliates or representatives is and will be complete and correct in every material respect and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in any material respect.

c. The Issuer has properly completed and filed all required filings with the SEC, and all information provided by the Issuer therein is accurate in every material respect. Further, the Issuer shall comply with all reporting obligations required pursuant to the Securities Act or any other applicable federal and state laws.

d. The making, execution, delivery and performance of this Agreement by the Issuer has been duly authorized and approved by all requisite action of the Issuer, and this Agreement has been duly executed and delivered by the Issuer and constitutes a valid and binding obligation of the Issuer, enforceable in accordance with its terms.

e. The provisions of the Security Agreement between the Issuer and Republic Investment Services are effective to create in favor of Republic Investment Services for the benefit of the Investors a legal, valid and enforceable lien on all right, title and interest of the Issuer in the collateral described therein. The Issuer is now, and shall continue to be, the sole owner of all such collateral, except for items of equipment that are leased by the Issuer.

f. There is no pending or threatened litigation, action, proceeding or investigation against or affecting the Issuer or any of its members that could result, either separately or in the aggregate, in any material adverse change in the financial condition or business of Issuer.

g. Neither the execution and delivery of this Agreement by the Issuer nor the Issuer's performance of its obligations hereunder will (i) cause the Issuer to become inadequately capitalized or preclude the Issuer from being able to obtain additional loans, (ii) result in a material violation or breach of, or constitute a material default under, or accelerate the performance required under, any of the terms or provisions of its governing documents or any material contract or instrument to which the Issuer is a party or is otherwise bound, or (iii) constitute a material violation of any law, ruling, regulation, order, injunction or settlement agreement to which the Issuer or any of its property or assets is subject.

h. The proceeds of the Notes shall be used solely for the purposes stated in the Offering Materials. The Issuer shall not engage in any line of business substantially different from the primary line of business carried on by it on the Closing Date and any business reasonably complementary or ancillary thereto.

i. The Issuer acknowledges that any legal counsel for an Investor is legal counsel solely for such Investor regarding the Offering and not for the Issuer, and the Issuer has had the opportunity to have its own legal counsel, accountant or any other advisor review this Agreement (and related materials) before signing.

j. The Issuer shall not incur, assume or suffer to exist any indebtedness except (i) unsecured indebtedness in an aggregate principal amount not to exceed $150,000 at any time outstanding or (ii) indebtedness incurred with the prior written consent of Republic Investment Services.

k. The Issuer shall not make any capital expenditure except for (i) capital expenditures in the ordinary course of business, in each case, not exceeding $150,000 individually or (ii) capital expenditures made with the prior written consent of Republic Investment Services.

l. The Issuer shall not declare or make any distribution of cash or other assets to any beneficial owners of the Issuer's equity securities or any affiliates, unless no Event of Default exists or would result therefrom.

7. Events of Default.

Each of the following shall constitute an "**Event of Default**":

a. The Issuer's failure to pay when due (subject to any grace period permitted under this Agreement) any amount payable by it hereunder and such failure continues for ten (10) business days.

b. The Issuer's failure to comply with any of its reporting obligations owed to Republic and such failure continues for ten (10) business days.

c. The Issuer's breach of any other covenants made by it hereunder and such breach continues for ten (10) business days.

d. Voluntary commencement by the Issuer of any proceedings to have itself adjudicated as bankrupt.

e. The entry of an order or decree under any bankruptcy law that adjudicates the Issuer as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

f. The entry of any final judgment against the Issuer for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within thirty (30) days after such entry.

g. The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Issuer, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within thirty (30) days after such issuance, entry or receipt.

h. Any representation or warranty made by the Issuer under this Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; *provided* that no Event of Default will occur under this Section 7.h if the underlying issue is capable of being remedied and is remedied within thirty (30) days of the earlier of the Issuer becoming aware of the issue and being given written notice of the issue by Republic.

i. The occurrence of a Trigger Event.

8. Remedies.

If any Event of Default occurs and Republic Investment Services provides written notice of acceleration of the Notes to the Issuer, the Issuer shall be provided thirty (30) days to cure such default (to the extent that such Event of Default is curable). If the default is not cured within such thirty (30)-day period (or is otherwise not curable), the unpaid balance of the Total Payment shall become immediately due and payable by the Issuer to the Investors, and Republic or Republic Investment Services (as applicable) may pursue any other action or remedy permitted by law. Notwithstanding anything to the contrary herein, (a) if the Issuer is actively and in good faith seeking to cure such Event of Default but is unable to do so within such 30-day period, Republic Investment Services may extend such 30-day period by such number of additional days as Republic Investment Services determines reasonably necessary to allow the Issuer to cure such Event of Default, and (b) as set forth in the Republic Agreement, Republic Services has the exclusive authority to enforce ALL remedies of the Investors under this Agreement.

9. Representations, Warranties, Acknowledgements and Covenants of the Investors.

Each Investor (with respect to itself only), as of the date such Investor executes this Agreement and as of the Closing Date, hereby represents and warrants to and, until the Issuer's obligations under this Agreement have been paid and satisfied in full, covenants with the Issuer and each member, manager, officer, and agent of the Issuer as follows:

a. <u>Risk Factors</u>. The Investor has carefully read and fully understands the risks involved with purchasing a Note, including, without limitation, the risks identified in the Offering Materials. The Investor understands that there is no guarantee of any investment return. The Investor is aware that the purchase of a Note is a speculative investment inherently involving a degree of risk and that there is no guarantee that the Investor will realize any gain from the Offering. The Investor (i) acknowledges that there are restrictions on his or her ability to cancel an investment commitment and obtain a return of the investment at any time, (ii) understands that that it may be difficult to resell securities acquired in this crowdfunding offering, (iii) is able to be party to this Agreement until the Maturity Date, and (iv) is able to afford a complete loss of its Principal. The Investor acknowledges and accepts that part or all of the Principal may be lost with no further recourse to the Issuer or Republic.

b. <u>Evaluation of Risk</u>. The Investor has the requisite knowledge to assess the relative merits and risks of the Offering, or has relied upon the advice of the Investor's professional advisers in regards to the Offering. The Investor acknowledges that the Issuer has made available sufficient opportunity to ask questions of and receive answers from the Issuer concerning the Offering through the Portal. The Investor further acknowledges that it has received to its satisfaction such information as requested by the Investor. The Investor is aware of and understands: (i) that no governmental authority has passed upon this Agreement or made any findings or determinations as to the fairness of the Notes; (ii) that there are substantial risks of loss of investment incidental to the Notes, including but not limited to those summarized in the Offering Materials; (iii) that no independent counsel has been engaged by the Issuer, Republic or Republic Investment Services to represent the Investor; and (iv) the limited transferability of this Agreement.

c. <u>No Advice</u>. The Investor understands that nothing in this Agreement or any other materials presented to the Investor in connection with the Offering constitutes legal, tax, or investment advice. The Investor has consulted such legal, tax, and investment advisors, as it, in its sole discretion, has deemed necessary or appropriate in connection with this Agreement or the Notes.

d. <u>Tax Laws</u>. No assurances are or have been made regarding any tax advantages which may inure to the benefit of the Investor, nor has any assurance been made that existing tax laws and regulations will not be modified in the future, thus denying to the Investor all or a portion of the tax benefits which may presently appear to be available under existing tax laws and regulations.

e. <u>Own Account</u>. The Investor is purchasing a Note for its own account for investment only and with no intention of assigning its rights under this Agreement or making any arrangement or understanding with any other persons regarding participation in the Offering.

f. <u>No Registration; No Resale</u>. The Investor understands that this Agreement has not been registered under the Securities Act by reason of the exemption under Section 4(a)(6) thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement. The Investor will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire to take a pledge of) ("*Transfer*") its interests under this Agreement and the applicable Note during the one-year period beginning when this Agreement is issued, other than: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The Issuer will not be required to permit or recognize any Transfer of this Agreement, the applicable Note or any interest herein at any particular time, or with the passage of time. The Issuer is under no obligation to register or to perfect any exemption for resale of this Agreement under the Securities Act or the securities laws of any state or any other jurisdiction.

g. Regulatory Transfer. The Investor represents that, to its knowledge as of the date the Investor executes this Agreement, the Investor is not aware of any laws, regulations or similar considerations that would prohibit its participation in this Agreement or the applicable Note. Notwithstanding anything to the contrary in this Agreement, to the extent that any laws, regulations or similar considerations applicable to the Investor do not permit the Investor to continue to hold interests in this Agreement or the applicable Note, the Investor understands and agrees that the Issuer may, with prior consent and cooperation of Republic, require the Investor to Transfer its interests under this Agreement and the applicable Note to the Issuer (such Transfer, a "Regulatory Transfer"), in an amount equal to the unpaid balance of the Principal or an amount otherwise required by the applicable law, regulation or similar consideration requiring such Regulatory Transfer. Each Investor agrees and consents that the Issuer may take any actions that may be necessary or advisable to effectuate the intent of this Section 9(g).

h. Complete Information. All information provided by the Investor to the Issuer in connection with the Offering, including status, financial position, and knowledge and experience of financial and business matters is correct and complete as of the date hereof, and in the event there is any change in such information before the Notes are issued by the Issuer, the Investor will immediately provide the Issuer with such information.

i. Investment Limitations; Ability to Bear Economic Risk. The Investor has reviewed, understands and is fully compliant with the annual investment limits under Section 4(a)(6) of the Securities Act as it applies to the Investor. The overall commitment of the Investor to investments that are not readily marketable is not excessive in view of the Investor's net worth, financial circumstances, and this Agreement will not cause such commitment to become excessive. The Investor is able to bear the economic risk of its investment in a Note.

j. Reliance by Issuer. The Investor understands that the Issuer is relying on the truth and accuracy of the representations, declarations and warranties made by the Investor in this Section 9 in offering a Note to the Investor and in relying upon applicable exemptions available under the Securities Act and applicable state securities laws.

k. Advice of Counsel. The Investor acknowledges that any legal counsel for the Issuer is legal counsel solely for the Issuer regarding the Offering and not for the Investor, and the Investor has had the opportunity to have its own legal counsel review this Agreement (and related materials) before signing this Agreement. The Investor further acknowledges that any accounting firm for the Issuer is the accounting firm solely for the Issuer and not for the Investor, and the Investor has had the opportunity to have its own accountant review this Agreement (and related materials) before signing.

l. Republic Agreement. The Investor has read, understands, and shall fully comply with its obligations under the Republic Agreement. The Investor shall not approach, contact or harass the Issuer in any way following the Closing Date to offer, discuss, or request any variation in the payment structure or payment process, or for any other reason related to the Offering. The Investor understands and agrees that its sole course of dispute resolution in connection with this Agreement is set forth in the Republic Agreement and any violation of its obligations may result in immediate suspension or termination of this Agreement and forfeiture of any or all rights under this Agreement.

m. Further Assurances. The Investor shall execute any further documents reasonably requested by the Issuer in connection with this Agreement.

10. Federal Income Tax Treatment.

The parties have determined that this Agreement shall be treated as a contingent payment debt instrument for U.S. federal income tax purposes as of the Closing Date. Except as otherwise required by law, the parties shall report all payments under this Agreement in a manner consistent with the treatment of this Agreement as a debt instrument on the parties' respective federal income tax returns.

11. Irrevocable Nature of Purchase of Note.

Each Investor hereby acknowledges and agrees that (a) starting from the Lock-In Period, the purchase of a Note by such Investor is irrevocable and such Investor is not entitled to cancel, terminate or revoke this Agreement or any of the representations, warranties, covenants or agreements made by such Investor in this Agreement, and (b) this Agreement and the representations, warranties, covenants and agreements made by such Investor in this Agreement shall survive the bankruptcy, death, incapacity, disability, adjudication of incompetence or insanity, liquidation or dissolution of such Investor.

12. No Ownership.

Nothing herein shall be construed as granting any Investor any right or authority to participate in the ownership, management or control of the Issuer.

13. Notices

All notices and other communications hereunder between the parties shall be sent via the Portal's message center available through each party's account with the Portal, in accordance with the Portal's policies. All communications sent by an Investor following the Closing Date shall be managed by and through the Portal, and each Investor understands and accepts the limitations on communications set forth in Section 9(l).

14. Independent Advice.

EACH INVESTOR IS HEREBY ADVISED TO OBTAIN INDEPENDENT LEGAL AND TAX COUNSEL WITH RESPECT TO ISSUES WHICH MAY ARISE IN CONNECTION WITH LEGAL MATTERS CONCERNING THE COMPANY OR THIS AGREEMENT OR THE NOTES.

15. Indemnification.
   a. Each Investor agrees to indemnify and hold harmless the Issuer, its officers, directors, employees, members, shareholders and affiliates, and any person acting on behalf of the Issuer, from and against any and all damage, loss, liability, cost and expense (including attorneys' fees) which any of them may incur by reason of the failure by such Investor to fulfill any of the terms or conditions of this Agreement, or by reason of any breach of the representations and warranties made by such Investor herein or in any other document provided by such Investor to the Issuer. All representations, warranties and covenants contained in this Agreement and the indemnification contained in this Section 15 shall survive the acceptance of this Agreement.
   b. The parties acknowledge that Republic is not a party to this Agreement and shall not be held responsible for any violation thereof. The parties agree, jointly and severally, to indemnify and hold harmless Republic, its officers, directors, employees, members, shareholders and affiliates, and any person acting on behalf of Republic, from and against any and all damage, loss, liability, cost and expense (including attorneys' fees) that Republic may incur by reason of the failure of any party to this Agreement to fulfill its obligations set forth herein.

16. Entire Agreement and Amendments.

This Agreement may not be modified or amended except pursuant to a written instrument signed by the Issuer with a Majority Consent of the Investors and with the prior written consent of Republic. Except as otherwise expressly provided herein, this Agreement, together with the Notes, represents the entire agreement between the Investors and the Issuer regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises, and proposals, whether oral, written, or electronic, between them. Notwithstanding the foregoing, Republic is authorized to correct obvious clerical errors in this Agreement without notice to either parties; although Republic is not obligated to identify or correct such errors.

17. Survival.

Notwithstanding anything to the contrary herein, except as otherwise set forth therein, the representations and warranties made under <u>Section 6</u> and <u>Section 9</u> and the provisions of <u>Section 10</u>, <u>Section 15</u>, this <u>Section 17 and Section 20</u> shall survive and remain in full force and effect regardless of the completion of the transactions contemplated by this Agreement, the payment of the Notes, or the payment and satisfaction in full of the Issuer's other obligations hereunder.

18. Severability.

If any part of this Agreement is declared unenforceable or invalid, the remainder will continue to be valid and enforceable.

19. Successors and Assigns.

The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns; *provided* that the rights and obligations of the Investors under this Agreement may only be assigned with the prior written consent of the Issuer.

20. Governing Law.

This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law. Any legal action or proceeding arising under this Agreement will be brought exclusively in the federal or state courts located in New York, NY, and the parties hereby irrevocably consent to the personal jurisdiction and venue therein.

21. Counterparts.

This Agreement may be executed in two or more counterparts and electronically, each of which shall constitute an original, and all of which shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party and delivered to the other party.

22. Interpretation.

In the interpretation of this Agreement, except where the context otherwise requires, (a) "including" or "include" does not denote or imply any limitation, (b) "or" has the inclusive meaning "and/or," (c) "$" refers to U.S. dollars, (d) the singular includes the plural, and vice versa, and each gender includes each other gender, (e) captions or headings are only for reference and are not to be considered in interpreting this Agreement, (f) "Section" refers to a section of this Agreement, unless otherwise stated in this Agreement, (g) "Exhibit" refers to an exhibit to this Agreement (which is incorporated by reference), unless otherwise stated in this Agreement, (h) all references to times are times in New York, NY, and (i) "day" refers to a calendar day unless expressly identified as a business day.

BY ELECTRONICALLY SIGNING THIS AGREEMENT, YOU CONFIRM YOUR UNDERSTANDING AND ACCEPTANCE OF THE TERMS OF THIS AGREEMENT.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

HAPPY TUMMY ASIA LLC

By:
Name: Mengtang Sun
Title: Managing Member
Address: 108 West 13th Street, Wilmington, DE 19801
Email: monita@happytummy.asia

INVESTOR:

By:
Name:

<u>EXHIBIT A</u>
Form of Note

Principal: $[**PRINCIPAL**] **[DATE]**

FOR VALUE RECEIVED, Happy Tummy Asia LLC, a Delaware limited liability company (the "***Issuer***"), promises to pay to the order of [**INVESTOR**] ("***Payee***") on the Maturity Date total payment in an amount calculated by multiplying the principal by the investment multiple, in accordance with, and on the dates specified in, that certain Note Purchase Agreement ("***Note Purchase Agreement***"), dated as of **[DATE]**, by and among the Issuer, Payee, and the other Investors party thereto. Capitalized terms used but not otherwise defined in this Promissory Note (this "***Note***") have the meanings given such terms in the Note Purchase Agreement.

This Note is one of the "Notes" referred to in, and evidences indebtedness incurred under, the Note Purchase Agreement, to which reference is made for a description of the security for this Note and for a statement of the terms and conditions on which the Issuer is permitted and required to make prepayments and repayments, in whole or in part, of principal of the indebtedness evidenced by this Note and on which such indebtedness may be declared to be immediately due and payable.

Notwithstanding anything in this Note to the contrary, in no event shall the interest payable hereon, whether before or after maturity, exceed the maximum amount of interest which, under applicable law, may be contracted for, charged, or received on this Note.

If this Note is placed in the hands of an attorney for collection after default, or if all or any part of the indebtedness represented hereby is proved, established or collected in any court or in any bankruptcy, receivership, debtor relief, probate, or other court proceedings, the Issuer and all endorsers, sureties, and guarantors of this Note jointly and severally agree to pay reasonable out-of-pocket fees of external counsel and reasonable collection costs to the holder hereof in addition to the amounts payable hereunder.

The Issuer and all endorsers, sureties, and guarantors of this Note hereby severally waive demand, presentment, notice of demand and of dishonor and nonpayment of this Note, protest, notice of protest, notice of intention to accelerate the maturity of this Note, declaration or notice of acceleration of the maturity of this Note, diligence in collecting, the bringing of any suit against any party and any notice of or defense on account of any extensions, renewals, partial payments, or changes in any manner of or in this Note or in any of its terms, provisions, and covenants, or any releases or substitutions of any security, or any delay, indulgence, or other act of any trustee or any holder hereof, whether before or after maturity.

THIS NOTE HAS BEEN DELIVERED IN NEW YORK, NEW YORK AND SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS).

IN WITNESS WHEREOF, the undersigned has executed this Note effective as of the date above first written.

HAPPY TUMMY ASIA LLC

By:
Name: Mengtang Sun
Title: Managing Member

EXHIBIT D

Video Transcript

Happy Tummy Asia Republic Campaign Video Script

Monita: When we first met, he could eat everything.

Josh: Everything

Monita: Then he had an allergic reaction. He couldn't eat anything.

Josh: Couldn't eat anything

Monita: So I started testing out all kinds of recipes so we could enjoy our favorite dishes again.

Josh: So delicious.

Monita: Then family and friends started asking for the food because they had their own dietary restrictions.

Josh: So many restrictions.

Monita: Then we realized, so many people needed the same food.

Josh: So many people.

Monita: That's why we founded Happy Tummy.

Happy Tummy Asia is an easy to heat Asian takeout-style meal delivery that makes your tummy happy.

Our tummy friendly recipes are 100% free from gluten, dairy, nuts, peanuts and shellfish, with paleo, vegan, no added sugar, and low sodium options.

We source mostly organic, non-GMO ingredients and work hard to make sure there are no additives in any of the ingredients.

Simply order the dishes on our website. We then make them to order, and deliver them to you in compostable containers ready to eat. Pull them out of the fridge and stick them into the microwave or oven to heat, and you're ready to enjoy!

We've developed an amazingly supportive and loyal community of followers that truly believe in our mission. And their buying habits show this with a 61% average rebuy rate. Here are just a few of the amazing things that our customers are saying about Happy Tummy.

Through early testing of marketing KPIs, we've established a 26 dollar Customer Acquisition Cost, a 62 dollar average order, and a projected lifetime value of $5270. We've been able to maintain this with limited production capacity and delivery days, and feel confident that with your help and investment, we can scale quickly.

We are here for our tummies, our taste buds, and our planet. And you can help us achieve our next stage of growth. Your investment and support will go directly to increased kitchen capacity, dedicated delivery trucks to increase delivery radius, a customized ordering platform for easier ordering, and expanded marketing to bring happy taste buds and a happy tummy to an even larger market. So come join us and help us enable everyone to enjoy that same great taste with a happier tummy!